CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
3.500% Senior Notes due 2027	$500,000,000	99.874%	$499,370,000	$57,876.99

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-220331

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 5, 2017)

$500,000,000

Hasbro, Inc.

3.500% Notes due 2027

We are offering $500,000,000 aggregate principal amount of 3.500% notes due 2027 (the “notes”). We will pay interest on the notes semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2018. The notes will mature on September 15, 2027. We may redeem the notes in whole at any time or in part from time to time at the applicable redemption price set forth under “Description of the Notes—Optional Redemption.” If we experience a change of control repurchase event (as defined herein), we may be required to offer to repurchase the notes from holders. See “Description of the Notes—Repurchase upon Change of Control Repurchase Event.”

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other senior unsecured indebtedness from time to time outstanding. The notes will be issued only in registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Investing in the notes involves risks that are described under “Risk Factors” beginning on page S-8 of this prospectus supplement and in the documents incorporated by reference herein.

	Per Note	Total
Public offering price (1)	99.874%	$499,370,000
Underwriting discount	0.810%	$4,050,000
Proceeds, before expenses, to us (1)	99.064%	$495,320,000

(1)	Plus accrued interest, if any, from September 13, 2017.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company for the accounts of its participants, including Euroclear Bank SA/NV and Clearstream Banking, S.A., on or about September 13, 2017.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan

Citigroup	SunTrust Robinson Humphrey

Senior Co-Manager

Citizens Capital Markets

Co-Managers

MUFG	Scotiabank	ANZ Securities	BBVA

BNY Mellon Capital Markets, LLC	Huntington Capital Markets	SMBC Nikko

The date of this prospectus supplement is September 8, 2017

No person has been authorized by us to provide any information or to make any representations other than those contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any related free writing prospectus that we deliver to you and, if given or made, such information or representations must not be relied upon as having been authorized. You should carefully evaluate the information provided by us in light of the total mix of information available to you, recognizing that we can provide no assurance as to the reliability of any information not contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any related free writing prospectus that we deliver to you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, you should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of notes. The second part is the accompanying prospectus dated September 5, 2017, which is part of our Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”).

This prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus filed by us with the SEC in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Incorporation by Reference” in the accompanying prospectus.

In this prospectus supplement and the accompanying prospectus, unless otherwise stated, references to “we,” “us,” “our” and “the Company” refer to Hasbro, Inc. and its consolidated subsidiaries.

Capitalized names of brands and products are service marks, trademarks or trade names of Hasbro, Inc. or other persons.

S-i

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, the “Private Securities Litigation Reform Act of 1995”). These “forward-looking statements” may relate to such matters as our business and marketing strategies, anticipated financial performance or business prospects in future periods, expected technological and product developments, the expected content of and timing for scheduled new product introductions or our expectations concerning the future acceptance of products by customers, the content and timing of planned entertainment releases including motion pictures, television and digital content; and marketing and promotional efforts, research and development activities, liquidity, and similar matters. Forward-looking statements are inherently subject to risks and uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “could,” “expect,” “intend,” “looking forward,” “may,” “planned,” “potential,” “should,” “will” or “would” or any variations of words with similar meanings. We note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed or anticipated in our forward-looking statements, including those detailed in the section of this prospectus supplement entitled “Risk Factors,” as well as the documents we file from time to time with the SEC, our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K. You are cautioned that these forward-looking statements are only predictions and are subject to risks and uncertainties. You should carefully review these risk factors and cautionary statements. We undertake no obligation to revise or update any forward-looking statements, except to the extent required by law.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and this offering. It may not contain all of the information that is important to you in deciding whether to purchase the notes. We encourage you to read the entire prospectus supplement, the accompanying prospectus, the documents that we have filed with the SEC that are incorporated by reference and any related free writing prospectus prior to deciding whether to purchase the notes.

Hasbro, Inc.

We are a global play and entertainment company committed to Creating the World’s Best Play Experiences. We strive to do this through deep consumer engagement and the application of consumer insights, the use of immersive storytelling to build our brands, product innovation and development of global business reach. We apply these principles to leverage our beloved owned and controlled brands, including LITTLEST PET SHOP, MAGIC: THE GATHERING, MONOPOLY, MY LITTLE PONY, NERF, PLAY-DOH and TRANSFORMERS, as well as the licensed brands of our strategic partners. From toys and games to content development including television programming, motion pictures, digital gaming and a comprehensive consumer products licensing program, Hasbro fulfills the fundamental need for play and connection for children and families around the world. The Company’s wholly-owned Hasbro Studios and its film label, Allspark Pictures, create brand-driven storytelling across mediums, including television, film, digital and more. These elements are executed globally within the construct of our strategic plan, the brand blueprint, at the center of which our brands reside. Using this blueprint, we innovate new brands and re-imagine, re-invent and re-ignite our owned and controlled brands through toy and game innovation, immersive entertainment offerings, including television programming and motion pictures, and a broad range of consumer products, ranging from traditional to digital, all informed by storytelling and consumer insights.

Brand Architecture

Hasbro organizes its owned, controlled and licensed intellectual properties within the brand architecture with a focus on the following categories: Franchise Brands, Partner Brands, Hasbro Gaming, and Emerging Brands. Implementation of the brand architecture has allowed us to leverage existing brand competencies outside the confines of our traditional product categories, creating significant growth opportunities in our brands.

Franchise Brands are Hasbro’s most significant owned or controlled properties which we believe have the ability to deliver significant revenues and growth over the long-term. Our seven Franchise Brands are LITTLEST PET SHOP, MAGIC: THE GATHERING, MONOPOLY, MY LITTLE PONY, NERF, PLAY-DOH and TRANSFORMERS. As reported, net revenues from Franchise Brands grew 21% in the second quarter of 2017, compared to the second quarter of 2016, and 2% in 2016, compared to a decline of 2% in 2015, and growth of 31% in 2014. In the first half of 2017 and in 2016, 2015 and 2014, Franchise Brands were 54%, 46%, 52% and 55% of total net revenues, respectively.

Partner Brands include those licensed brands for which Hasbro develops toy and game products. Significant Partner Brands include MARVEL, including SPIDER-MAN and THE AVENGERS, STAR WARS, DISNEY PRINCESS and DISNEY FROZEN, DISNEY’S DESCENDANTS, DREAMWORKS’ TROLLS, and SESAME STREET. 2016 marked the first year of our license agreement with The Walt Disney Company (“Disney”) to market DISNEY PRINCESS and DISNEY FROZEN small and fashion doll product lines. Partner brands MARVEL, STAR WARS, DISNEY’S DESCENDANTS, DISNEY PRINCESS and DISNEY FROZEN are all owned by Disney. In 2015 and, to a lesser extent, in 2016, JURASSIC WORLD was a significant partner brand however, since July 2017, the Company no longer has the rights to produce products under this brand.

In 2016, Hasbro sold product lines supported by the following theatrical releases from our partners: CAPTAIN AMERICA: CIVIL WAR in May 2016, DREAMWORKS’ TROLLS and MOANA in November 2016, and ROGUE ONE: A STAR WARS STORY in December 2016. In 2015, Hasbro sold product supported by three major motion picture releases by our partners: THE AVENGERS: AGE OF ULTRON, JURASSIC WORLD and STAR WARS: THE FORCE AWAKENS. In 2017, we have sold or expect to sell products related to several theatrical releases, including Disney’s BEAUTY AND THE BEAST in March, and STAR WARS: THE LAST JEDI in December; Marvel’s GUARDIANS OF THE GALAXY VOL. 2 in May, SPIDER-MAN: HOMECOMING in July, and THOR: RAGNAROK in November; and films featuring our brands TRANSFORMERS: THE LAST KNIGHT in June, and MY LITTLE PONY: THE MOVIE, in October. Aside from these major brand categories, we continue to seek growth opportunities by imagining, inventing and igniting new or archived brands and by offering immersive entertainment experiences.

Hasbro continues to revolutionize traditional game play through its strong portfolio of Gaming Brands, digital integration and the introduction of new gaming brands and play experiences. Hasbro Gaming includes PIE FACE, CONNECT 4, ELEFUN & FRIENDS, JENGA, THE GAME OF LIFE, OPERATION, SCRABBLE, TRIVIAL PURSUIT and TWISTER; in addition, Hasbro’s games portfolio also includes many other well-known game brands. Games offerings include face to face, trading card and digital game experiences played as board, off-the-board, digital, card, electronic, trading card and role-playing games.

Emerging Brands are those owned or controlled Hasbro brands which have not achieved Franchise Brand status, but many of which the Company believes have the potential to do so over time with investment and further development. These include brands such as BABY ALIVE, FURBY, FURREAL FRIENDS, PLAYSKOOL and PLAYSKOOL HEROES. They also include new brands being developed by the Company, such as HANAZUKI. Also included in this category are other brands not captured in our other three categories.

Storytelling and Other Entertainment Initiatives

Our brand blueprint focuses on reinforcing storylines associated with our brands through several outlets, including television, motion pictures and digital gaming.

As part of our brand blueprint, we seek to build our brands through entertainment-based storytelling. Hasbro Studios LLC (“Hasbro Studios”) is our wholly-owned production studio, which is responsible for brand-driven storytelling across mediums, including the development and global distribution of television programming primarily based on our brands. This programming currently airs in markets throughout the world. Domestically, Hasbro Studios primarily distributes programming to Discovery Family Channel (the “Network”) which is a joint venture between Discovery Communications, Inc. and ourselves which operates a cable television network in the United States dedicated to high-quality children’s and family entertainment and educational programming. Beginning in 2015, Hasbro Studios began distributing certain programming domestically to other outlets, including Cartoon Network. Internationally, Hasbro Studios distributes to various broadcasters and cable networks. Hasbro Studios also distributes programming globally on various digital platforms, including Netflix and iTunes. In 2016, Hasbro acquired Boulder Media, an animation studio based in Dublin, Ireland. In addition to working on a variety of projects for Hasbro Studios and Allspark Pictures, Boulder Media plans to continue to produce non-Hasbro content under the Boulder name.

During 2014, we formed Allspark Pictures, Hasbro’s film label, which is producing both animated and live action theatrical releases based on our brands. The Company’s storytelling initiatives support its strategy of growing its brands well beyond traditional toys and games and providing entertainment experiences for consumers of all ages accessible anytime in many forms and formats. In October 2015, Allspark Pictures released JEM AND THE HOLOGRAMS. In October 2016, Allspark Pictures released OUIJA: ORIGIN OF EVIL. In October 2017, Allspark pictures expects to release MY LITTLE PONY: THE MOVIE.

In addition to film and television initiatives, Hasbro understands the importance of digital content in gaming, media and integrating our products. Digital media encompasses digital gaming applications and the creation of digital environments for analog products through the use of complementary digital applications and websites which extend storylines and enhance play. As of December 2016, we owned a 70% majority stake in Backflip Studios, LLC (“Backflip”), a mobile game developer, and in January 2017, we increased our ownership to 100%. While certain of our trademarks, characters and other property rights are licensed by third parties in connection with digital gaming, we anticipate increasingly leveraging and applying Backflip’s digital gaming expertise to Hasbro brands in 2017 and beyond.

As we seek to grow our business in entertainment, licensing and digital gaming, we will continue to evaluate strategic alliances, acquisitions and investments, like Hasbro Studios, Boulder Media, the Network and Backflip, which may allow us to build out our competencies around the brand blueprint, such as in storytelling and digital, complement our current product offerings, allow us entry into an area which is adjacent or complementary to our toy and game business, allow us to add to our brand portfolio, or allow us to further develop awareness of our brands and expand the ability of consumers to experience our brands in different forms and formats.

Segments

The Company’s business is separated into three principal business segments: U.S. and Canada, International and Entertainment and Licensing. The U.S. and Canada segment markets and sells both toy and game products primarily in the United States and Canada. The International segment consists of the Company’s European, Asia Pacific and Latin and South American toy and game marketing and sales operations. The Company’s Entertainment and Licensing segment includes the Company’s consumer products licensing, digital licensing and gaming, and movie and television entertainment operations. In addition to these three primary segments, the Company’s product sourcing operations are managed through its Global Operations segment.

Recent Developments

On August 24, 2017 pursuant to our Second Amended and Restated Revolving Credit Agreement, dated March 30, 2015 (the “Credit Agreement”), among the Company, Hasbro SA, Bank of America, N.A. (“Bank of America”), as administrative agent, swing line lender and L/C issuer and the other lenders and guarantors party thereto, we increased the aggregate amount of commitments under the revolving credit facility under the Credit Agreement from $700.0 million to $1.0 billion.

Corporate Information

Our principal executive offices are located at 1027 Newport Avenue, Pawtucket, Rhode Island 02861, and our telephone number is (401) 431-8697.

THE OFFERING

The following contains summary information about the notes and is not intended to be complete. It does not contain all of the information that may be important to you. For a more detailed description of the notes, please refer to the section entitled “Description of the Notes” in this prospectus supplement and the section entitled “Description of Debt Securities” in the accompanying prospectus.

Issuer	Hasbro, Inc.

Securities Offered	$500,000,000 aggregate principal amount of 3.500% Notes due 2027 (the “notes”).

Maturity	The notes will mature on September 15, 2027.

Interest	Interest on the notes will accrue from September 13, 2017. Interest on the notes will be payable semi-annually in arrears at a rate of 3.500% per annum on March 15 and September 15 of each year, commencing on March 15, 2018.

Optional Redemption	Prior to June 15, 2027 (three months prior to the maturity date of the notes), we may redeem the notes at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in “Description of the Notes—Optional Redemption”), plus 25 basis points.

In addition, on and after June 15, 2027 (three months prior to the maturity date of the notes), we may redeem the notes at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed.

We will also pay the accrued and unpaid interest to, but not including, the redemption date on any notes that we redeem. See “Description of the Notes—Optional Redemption.”

Repurchase at the Option of Holders Upon a Change of Control Repurchase Event	If we experience a “Change of Control Repurchase Event” (as defined in “Description of the Notes—Repurchase upon Change of Control Repurchase Event”), we will be required, unless we have exercised our right to redeem all of the notes, to offer to repurchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

Ranking	The notes will be our senior unsecured obligations and will rank equal in right of payment to our other senior unsecured debt from time to time outstanding. The notes will be structurally subordinated to all obligations of our subsidiaries, including claims with respect to trade payables. At July 2, 2017, we had approximately $1.73 billion in principal amount of indebtedness (excluding subsidiary short-term borrowings, accounts payable and current and noncurrent accrued liabilities) outstanding on a consolidated basis, all of which would rank equal in right of payment to the notes, as well as approximately $6.90 million of subsidiary indebtedness that would be structurally senior to the notes. We did not have any secured indebtedness at July 2, 2017.

Use of Proceeds	We intend to use the net proceeds from this offering to repay all $350.0 million principal amount of our outstanding 6.30% Notes due 2017 upon their maturity on September 15, 2017, plus accrued and unpaid interest thereon. We plan to use the remaining net proceeds for general corporate and working capital purposes, which may include (but are not limited to) repayment of indebtedness, capital expenditures, acquisitions and repurchases of shares of our common stock.

Conflicts of Interest	Certain of the underwriters or their affiliates may be holders of the 6.30% Notes due 2017 and, accordingly, may receive an amount in excess of 5% of the net proceeds from this offering. See “Use of Proceeds” and “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Additional Issues	We may from time to time, without notice to or the consent of the holders of the notes offered hereby, create and issue additional debt securities having the same terms (except for the issue date and, in some cases, the public offering price and the amount and date of the first interest payment) and ranking equally and ratably with the notes offered hereby. Any such additional debt securities issued in this manner will form a single series of debt securities under the indenture with the notes offered hereby, except that any additional notes will not be issued with the same CUSIP number as the existing notes unless such additional notes are fungible with the existing notes for U.S. federal income tax purposes. No such additional debt securities may be issued if an “event of default” (as defined in “Description of the Notes—Events of Default”) has occurred and is continuing with respect to the outstanding notes.

Denomination and Form

We will issue the notes in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company (“DTC”). Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Clearstream Banking, S.A. and Euroclear Bank SA/NV will hold interests on behalf of their participants through their respective U.S. depositaries, which in turn will hold such interests in accounts as participants of DTC. Except in the limited circumstances described in this prospectus supplement, owners of beneficial interests in the notes will not be entitled to have notes registered in their names, will not receive or be entitled to receive notes in definitive form and will not be considered holders of notes under the indenture. The notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Risk Factors	Investing in the notes involves risks. See “Risk Factors” in this prospectus supplement and in the documents incorporated by reference for a description of certain risks you should consider before investing in the notes.

Governing Law	The notes and the indenture will be governed by the laws of the State of New York.

SUMMARY FINANCIAL INFORMATION

The following table sets forth our summary consolidated financial information at the end of and for the periods presented. Our fiscal year ends on the last Sunday in December. The fiscal years ended December 25, 2016, December 27, 2015, December 28, 2014 and December 29, 2013 were fifty-two week periods, while the fiscal year ended December 30, 2012 was a fifty-three week period. The six-month period ended July 2, 2017 was a 27-week period while the six-month period ended June 26, 2016 was a 26-week period. The annual financial information has been derived from our audited consolidated financial statements. The interim financial information has been derived from our unaudited consolidated financial statements, and include, in the opinion of our management, all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the financial information. The results of the six-month period ended July 2, 2017 do not necessarily indicate the results to be expected for the full year. You should read the following information in conjunction with our consolidated financial statements and related notes and the other financial information that we include or incorporate by reference in this prospectus supplement and the accompanying prospectus.

	Six Months Ended July 2,	Six Months Ended June 26,	Fiscal Year Ended December
	2017	2016	2016	2015	2014	2013	2012
	(in thousands)
Statement of Operations Data:
Net revenues	$1,822,169	$1,710,125	$5,019,822	$4,447,509	$4,277,207	$4,082,157	$4,088,983
Total operating expenses	1,643,842	1,539,335	4,231,774	3,755,576	3,641,832	3,615,064	3,537,198
Operating profit	178,327	170,790	788,048	691,933	635,375	467,093	551,785
Total non-operating expense, net	20,604	44,557	95,559	88,018	95,387	115,271	98,383
Earnings before income taxes	157,723	126,233	692,489	603,915	539,988	351,822	453,402
Income taxes	21,401	29,843	159,338	157,043	126,678	67,894	117,403
Net earnings	136,322	96,390	533,151	446,872	413,310	283,928	335,999
Net loss attributable to non-controlling interests	—	(4,467)	(18,229)	(4,966)	(2,620)	(2,270)	—
Net earnings attributable to Hasbro, Inc.	$136,322	$100,857	$551,380	$451,838	$415,930	$286,198	$335,999
Balance Sheet Data (end of period):
Property, plant and equipment, net	$268,973	$242,607	$267,398	$237,527	$237,489	$236,263	$230,414
Total assets	4,912,743	4,344,385	5,091,366	4,720,717	4,518,100	4,393,221	4,315,134
Total long-term debt (1)	1,549,030	1,547,753	1,548,392	1,547,115	1,545,853	1,379,239	1,386,168
Redeemable non-controlling interests	—	36,465	22,704	40,170	42,730	45,445	—
Total shareholders’ equity	1,832,494	1,612,533	$1,862,736	$1,663,902	$1,465,664	$1,682,343	$1,507,379

(1)	Includes amount reported as current portion of long-term debt.

RISK FACTORS

You should carefully consider the following risk factors, as well as the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. The following is not intended as, and should not be construed as, an exhaustive list of relevant risk factors. There may be other risks that a prospective investor should consider that are relevant to its own particular circumstances or generally.

Risks Related to the Notes

The notes are effectively subordinated to our secured debt and the existing and future liabilities of our subsidiaries.

The notes are our senior unsecured obligations and will rank equal in right of payment to our other senior unsecured debt from time to time outstanding. The notes are not secured by any of our assets. Any future claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets.

Our subsidiaries are separate and distinct legal entities from us. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to meet our payment obligations on the notes, whether in the form of dividends, distributions, loans or other payments. In addition, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon the subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

At July 2, 2017, we had approximately $1.73 billion in principal amount of indebtedness (excluding subsidiary short-term borrowings, accounts payable and current and noncurrent accrued liabilities) outstanding on a consolidated basis, all of which would rank equal in right of payment to the notes, as well as approximately $6.9 million of subsidiary indebtedness that would be structurally senior to the notes. At July 2, 2017, we did not have any secured indebtedness.

The indenture does not restrict the amount of additional debt that we may incur.

The notes and indenture under which the notes will be issued do not place any limitation on the amount of unsecured debt that may be incurred by us. Our incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a loss in the trading value of your notes, if any, and a risk that the credit rating of the notes is lowered or withdrawn.

The terms of the indenture and the notes provide only limited protection against significant corporate events that could adversely impact your investment in the notes.

While the indenture and the notes contain terms intended to provide protection to the holders of the notes upon the occurrence of certain events involving significant corporate transactions, such terms are limited and may not be sufficient to protect your investment in the notes.

The definition of the term “Change of Control Repurchase Event” as described under “Description of the Notes—Repurchase upon Change of Control Repurchase Event” does not cover a variety of transactions (such as acquisitions by us or recapitalizations) that could negatively affect the value of your notes. If we were to enter into a significant corporate transaction that would negatively affect the value of the notes but would not constitute a Change of Control Repurchase Event, we would not be required to offer to repurchase your notes prior to their maturity.

Furthermore, the indenture for the notes does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity;

•	limit our ability to incur indebtedness that is equal in right of payment to the notes;

•	restrict our subsidiaries’ ability to issue securities or otherwise incur indebtedness that would be senior to our equity interests in our subsidiaries and therefore rank effectively senior to the notes;

•	restrict our ability to repurchase or prepay any other of our securities or other indebtedness; or

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

As a result of the foregoing, when evaluating the terms of the notes, you should be aware that the terms of the indenture and the notes do not restrict our ability to engage in, or to otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on your investment in the notes.

Our credit ratings may not reflect all risks of your investments in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. These credit ratings may not reflect the potential impact of risks relating to the structure or marketing of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating. No report of any credit agency is part of, or incorporated by reference in, this prospectus supplement.

If an active trading market does not develop for the notes, you may be unable to sell your notes or to sell your notes at a price that you deem sufficient.

The notes are a new issue of securities for which there currently is no established trading market. We do not intend to list the notes on a national securities exchange. While certain of the underwriters of the notes have advised us that they intend to make a market in the notes, such underwriters will not be obligated to do so and may stop their market-making at any time. No assurance can be given:

•	that a market for the notes will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any notes you may own or the price at which you may be able to sell your notes.

We may not be able to repurchase the notes upon a Change of Control Repurchase Event.

Upon the occurrence of specific kinds of change of control events and ratings events, unless we have exercised our right to redeem the notes, each holder of notes will have the right to require us to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase. If we experience a Change of Control Repurchase Event, there can be no assurance that we would have sufficient financial resources available to satisfy our obligations to repurchase the notes. In addition, our ability to repurchase the notes may be limited by law or by the terms of other agreements relating to our indebtedness outstanding at that time. Our failure to repurchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could have material adverse consequences for us and the holders of the notes. See “Description of the Notes— Repurchase Upon Change of Control Repurchase Event.”

USE OF PROCEEDS

The net proceeds to us from the sale of the notes will be approximately $493.9 million, after deducting the underwriting discount and our offering expenses. We intend to use the net proceeds from this offering to repay all $350.0 million principal amount of our outstanding 6.30% Notes due 2017 upon their maturity on September 15, 2017, plus accrued and unpaid interest thereon. We plan to use the remaining net proceeds for general corporate purposes, which may include (but is not limited to) the acquisition of companies or businesses, repayment and refinancing of debt, repurchases of our common stock, working capital and capital expenditures. Pending any such application of the net proceeds, such proceeds will be invested temporarily in short-term investments or will be used to reduce revolving credit indebtedness.

Certain of the underwriters or their affiliates may be holders of the 6.30% Notes due 2017 and, accordingly, may receive an amount in excess of 5% of the net proceeds from this offering. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

CAPITALIZATION

The following table sets forth, as of July 2, 2017, our cash and total capitalization (including short-term debt) on an actual basis and as adjusted to give effect to the sale of the notes and the application of approximately $350 million of the net proceeds to the repayment of our 6.30% Notes due 2017, plus accrued and unpaid interest. See “Use of Proceeds.” You should read this table in conjunction with our consolidated financial statements and related notes thereto which are incorporated by reference.

	At July 2, 2017
	Actual	As Adjusted
	(in thousands)
Cash	$1,433,500	$1,577,620

Principal amount of short-term debt:
6.30% Notes due 2017	$350,000	—
Unamortized debt issuance costs	(84)	—
Short-term borrowings	$186,863	186,863

Total short-term debt	536,779	186,863
Principal amount of long-term debt:
Revolving credit facility (1).	—	—
6.60% Debentures due 2028	109,895	109,895
6.35% Notes due 2040	500,000	500,000
5.10% Notes due 2044	300,000	300,000
3.15% Notes due 2021	300,000	300,000
Notes offered hereby	—	500,000

Total long-term debt	1,209,895	1,709,895

Shareholders’ equity:
Common stock	104,847	104,847
Additional paid-in capital	1,021,690	1,021,690
Retained earnings	4,141,903	4,141,903
Accumulated other comprehensive loss	(226,613)	(226,613)
Treasury stock, at cost	(3,209,333)	(3,209,333)

Total shareholders’ equity	1,832,494	1,832,494

Total capitalization	$3,579,168	$3,729,252

(1)	As of July 2, 2017, we had no borrowings outstanding under our revolving credit facility. However, we had letters of credit outstanding under this facility as of July 2, 2017 of approximately $0.8 million. Amounts available and unused under the committed line, less outstanding balances under our commercial paper program, as of July 2, 2017 were approximately $165.7 million.

DESCRIPTION OF OTHER INDEBTEDNESS

Credit Agreement

On March 30, 2015, the Company and its subsidiary Hasbro SA (collectively, the “Borrowers”), entered into the Second Amended and Restated Revolving Credit Agreement (the “Credit Agreement”), which amended and restated the Company’s previously outstanding credit agreement. The Credit Agreement provides for a $700 million revolving credit facility, which may be increased at the Borrowers’ election by an aggregate principal amount of $300 million upon satisfaction of certain conditions. On August 24, 2017, the Borrowers increased the revolving credit facility to a $1.0 billion facility.

At the Borrowers’ election, the interest rates per annum applicable to the revolving loans under the Credit Agreement are computed with reference to either a Base Rate or a Eurocurrency Rate, in each case with an applicable margin added to such underlying rate, the margin being based on the more favorable of the Company’s debt rating and the ratio of the Company’s Total Funded Debt to Consolidated EBITDA, each as defined in the Credit Agreement.

The Base Rate is a fluctuating rate equal to the highest of (i) the Federal Funds Rate plus  1⁄2 of 1%, (ii) the rate of interest in effect by Bank of America as its prime rate and (iii) the Eurocurrency Rate for a one-month interest period plus 1%. The Eurocurrency Rate is measured by reference to an adjusted London inter-bank offered rate, or “LIBOR”, if the borrowing is denominated in a LIBOR quoted currency. The Credit Agreement sets forth specific computations for the Eurocurrency rates for borrowings made in Canadian, Australian or New Zealand dollars. Based on the Company’s current debt ratings, the current margin on Base Rate loans is 0.125% and on Eurocurrency Rate loans is 1.125% under the Credit Agreement.

The Company pays a commitment fee on the available unused committed borrowing capacity under the facility. The fee is based on the more favorable of the Company’s debt rating and the ratio of the Company’s Consolidated Total Funded Debt to Consolidated EBITDA.

The Credit Agreement also provides for swing line borrowings of up to $50 million and the issuance of letters of credit in aggregate combined amounts of up to $10 million.

The Credit Agreement contains affirmative and negative covenants customary for investment grade facilities, including: (i) restrictions on the Company’s and its domestic subsidiaries’ ability to allow liens on their assets, (ii) restrictions on the incurrence of indebtedness, (iii) restrictions on the Borrowers’ and certain of their subsidiaries’ ability to engage in mergers or engage in certain transactions with affiliates, (iv) the requirement that the Company maintain a Consolidated Interest Coverage Ratio of no less than 3.50:1.00 as of the end of any fiscal quarter and (v) the requirement that the Company maintain a Consolidated Total Funded Debt to Consolidated EBITDA ratio of no more than 3.00:1.00 at the end of the first, second and fourth fiscal quarters, or 3.50:1.00 at the end of the third fiscal quarter.

The Company’s obligations under the Credit Agreement are guaranteed by two of its subsidiaries, Hasbro International, Inc. and Wizards of the Coast LLC, and Hasbro SA’s obligations under the Credit Agreement are guaranteed by the Company.

Commercial Paper Program

The Company has an agreement with a group of banks for a commercial paper program (the “Program”). Under the Program, at the request of the Company and subject to market conditions, the banks may either purchase from the Company, or arrange for the sale by the Company, of unsecured commercial paper notes. The Company may issue such notes from time to time up to an aggregate principal amount outstanding at any given time of $700 million. The maturities of these notes varies but may not exceed 397 days. Such notes are sold under customary terms in the commercial paper market and issued at a discount or par, or alternatively, are sold at par and bear varying interest rates based on a fixed or floating rate basis. The interest rates vary based on market conditions and the ratings assigned to the notes by the credit rating agencies at the time of issuance. At July 2, 2017 the Company had borrowings of approximately $165.7 million outstanding under the Program.

Unsecured Notes

As of July 2, 2017, the Company had outstanding the following notes: (i) $350.0 million principal amount of its 6.30% Notes due 2017, (ii) $300.0 million principal amount of its 3.15% Notes due 2021, (iii) $109.9 million principal amount of its 6.60% Debentures due 2028, (iv) $500.0 million principal amount of its 6.35% Notes due 2040 and (v) $300.0 million principal amount of its 5.10% Notes due 2044. Each series of notes are the Company’s senior unsecured obligations and rank equally in right of payment with all of the Company’s other senior unsecured indebtedness from time to time outstanding, including the notes offered hereby. These outstanding notes have substantially similar, change of control provisions and events of default as provided with respect to the notes as described below in “Description of the Notes.” The Company intends to use a portion of the net proceeds from this offering to repay all of its outstanding 6.30% notes. See “Use of Proceeds.”

The indentures governing the notes contain covenants that require the Company to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions or merge or consolidate with another entity. The indenture also provides for customary events of default.

The indentures also permit the Company to redeem all or a portion of each series of notes, from time to time, subject to certain conditions and the redemption prices set forth therein. If a change of control repurchase event (as defined in the indentures) occurs, the Company will be required to make an offer on the terms set forth in each series of notes to each holder thereof to repurchase all or any part of that holder’s notes at a price equal to 101% of the principal amount of the notes repurchased plus accrued and unpaid interest to, but not including, the redemption date.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements the description of the general terms and provisions of the “debt securities” set forth in the accompanying prospectus, to which reference is made. The following description is a summary, and does not describe every aspect of the notes and the indenture. The following description is subject to, and qualified in its entirety by, all of the provisions of the indenture, including definitions of certain terms used in the indenture. We urge you to read the indenture and the notes because they define your rights as a holder of the notes. References to “we,” “us” and “our” in this section are only to Hasbro, Inc., the issuer of the notes, and not to its subsidiaries.

General

We will issue $500,000,000 initial aggregate principal amount of 3.500% Notes due 2027. The notes will be issued under an indenture dated as of March 15, 2000, between us and The Bank of New York Mellon Trust Company, National Association, as successor trustee to The Bank of Nova Scotia Trust Company of New York, as supplemented and amended by a fifth supplemental indenture between us and the trustee. In this section, unless otherwise stated or the context otherwise requires, references to the “indenture” refer to the indenture, as supplemented by the fifth supplemental indenture.

The notes will be our senior unsecured obligations and will rank equal in right of payment to our other senior unsecured debt from time to time outstanding and will be effectively subordinated in right of payment to our future secured indebtedness to the extent of the assets securing such indebtedness. The notes will be effectively subordinated to all liabilities of our subsidiaries, including trade payables. We conduct many of our operations through our subsidiaries. Our right as an equity holder to participate in any distribution of the assets of a subsidiary when it winds up its business is subject to the prior claims of the creditors of the subsidiary. This means that your right as a holder of our notes will also be subject to the prior claims of these creditors if a subsidiary liquidates or reorganizes or otherwise winds up its business. Unless we are considered a creditor of the subsidiary, your claims will be recognized behind these creditors, and our claims as a creditor may nonetheless be junior to the claims of these other creditors. See “Risk Factors—The notes are effectively subordinated to our secured debt and the existing and future liabilities of our subsidiaries.” At July 2, 2017, we had approximately $1.73 billion in principal amount of indebtedness (excluding subsidiary short-term borrowings, accounts payable and current and noncurrent accrued liabilities) outstanding on a consolidated basis, all of which would rank equal in right of payment to the notes, as well as approximately $6.9 million of subsidiary indebtedness that would be structurally senior to the notes. We did not have any secured indebtedness at July 2, 2017.

The indenture does not limit the amount of notes, debentures or other evidences of indebtedness that we may issue under the indenture and provides that notes, debentures or other evidences of indebtedness may be issued from time to time in one or more series. We may from time to time, without giving notice to or seeking the consent of the holders of the notes offered hereby, create and issue additional debt securities having the same terms (except for the issue date and, in some cases, the public offering price and the first interest payment date) and ranking equally and ratably with the notes offered hereby. Any such additional debt securities issued in this manner will form a single series of debt securities under the indenture with the notes offered hereby. No such additional debt securities may be issued if an “event of default” (as such term is described below) has occurred and is continuing with respect to the outstanding notes.

The notes will be issued only in fully registered form without coupons and in denominations of $2,000 or any whole multiple of $1,000 above that amount.

Principal and interest will be payable, and the notes will be transferable or exchangeable, at the office or offices or agency maintained by us for these purposes. Payment of interest on the notes may be made at our option by check mailed to the registered holders.

No service charge will be made for any transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

The notes will be represented by one or more global securities registered in the name of a nominee of DTC. Except as described under “—Book-Entry Delivery and Settlement,” the notes will not be issuable in certificated form.

Principal Amount; Maturity and Interest

The notes will initially be limited to $500,000,000 in aggregate principal amount and will mature on September 15, 2027. The notes will bear interest at the rate of 3.500% per annum from the date of original issuance, or from the most recent interest payment date to which interest has been paid or provided for.

We will make interest payments on the notes semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2018, to the holders of record at the close of business on the preceding March 1 and September 1, respectively (whether or not a business day). Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

If an interest payment date, the maturity date, any redemption date, or any earlier required repurchase date with respect to the notes falls on a day that is not a business day, the payment will be made on the next business day as if it were made on the date the payment was due, and no interest will accrue on the amount so payable for the period from and after that interest payment date or the maturity date, as the case may be, to the date the payment is made.

Optional Redemption

Prior to June 15, 2027, (three months prior to the maturity date of the notes), the notes will be redeemable, in whole at any time or in part from time to time, at our option at a redemption price equal to the greater of:

(i)    100% of the principal amount of the notes to be redeemed; and

(ii)    the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined below), plus 25 basis points, plus, in each case, accrued and unpaid interest thereon to, but excluding, the redemption date.

In addition, on and after June 15, 2027 (three months prior to the maturity date of the notes), the notes will be redeemable, in whole at any time or in part from time to time, at our option at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date in accordance with the notes and the indenture.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term (as measured from the date of redemption) of the notes to be redeemed (assuming the notes matured on June 15, 2027) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes (assuming the notes matured on June 15, 2027).

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Quotation Agent obtains fewer than four of such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Quotation Agent” means any Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (i) each of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective affiliates that are Primary Treasury Dealers) and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, and (ii) at least four other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed (or with respect to global notes, to the extent permitted or required by applicable DTC procedures or regulations, sent electronically) at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed by us or by the trustee on our behalf; provided that notice of redemption may be mailed or sent more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the notes. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by lot by DTC, in the case of notes represented by a global security, or by the trustee by a method the trustee deems to be fair and appropriate, in the case of notes that are not represented by a global security. Calculation of the redemption price will be made by us or on our behalf by such Person as the Company shall designate; provided that such calculation or the correctness thereof shall not be a duty or obligation of the Trustee.

Sinking Fund

The notes will not be entitled to any sinking fund.

Repurchase upon Change of Control Repurchase Event

If a Change of Control Repurchase Event (as defined below) occurs, unless we have exercised our right to redeem the notes as described above, we will make an offer to each holder of notes to repurchase all or any part (in integral multiples of $1,000) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest on the notes repurchased to, but excluding, the date of repurchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control (as defined below), but after the public announcement of an impending Change of Control (whether or not a Below Investment Grade Rating Event has occurred), we will mail (or with respect to global notes, to the extent permitted or required by applicable DTC procedures or regulations, send electronically) a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed or sent (the “Change of Control Payment Date”). The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to repurchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice.

We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder, to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes (in integral multiples of $1,000) properly tendered pursuant to our offer;

•	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided, that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 above that amount.

We will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

If holders of not less than 90% in aggregate principal amount of the outstanding notes validly tender and do not withdraw such notes in a change of control offer as described above and we, or any third party making such an offer in lieu of us as described above, purchase all of the notes validly tendered and not withdrawn by such holders, we or such third party will have the right, upon not less than 15 days nor more than 60 days’ prior notice, provided that such notice is given not more than 30 days following such purchase pursuant to the offer described above, to redeem all notes that remain outstanding following such purchase on a date (the “Second Change of Control Payment Date”) at a price in cash equal to the price paid to holders on the Change of Control Payment Date plus accrued and unpaid interest to, but excluding, the Second Change of Control Payment Date.

We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

“Below Investment Grade Rating Event” means the notes are rated below Investment Grade by all the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies, provided that no such extension shall occur if on such 60th day the Notes are rated Investment Grade by at least one of such Rating Agencies and is not subject to review for possible downgrade by such Rating Agency); provided further that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event ) if any of the Rating Agencies making the reduction in rating that would otherwise be recognized by this definition does not announce or publicly confirm or inform us the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and those of our subsidiaries taken as a whole to any “person” or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our subsidiaries;

(2) the adoption of a plan relating to our liquidation or dissolution; or

(3) the consummation of any transaction or series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our wholly-owned subsidiaries, becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of our Voting Stock, measured by voting power rather than number of shares; provided that a merger shall not constitute a “change of control” under this definition if (i) the sole purpose of the merger is our reincorporation in another state and (ii) our shareholders and the number of shares of our Voting Stock, measured by voting power and number of shares, owned by each of them immediately before and immediately following such merger are identical.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Fitch” means Fitch Ratings, Inc. and its successors.

“Investment Grade” means a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch), Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P) or the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Rating Agency” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization,” within the meaning of Section 3(a)(62) of the Exchange Act, selected by us as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“S&P” means S&P Global Ratings, a division of S&P Global, Inc., and its successors.

“Voting Stock” means, with respect to any person, capital stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such person, even if the right so to vote has been suspended by the happening of such a contingency.

Certain Covenants of the Company

This section shall replace and supersede in all respects the corresponding provisions described under the section entitled “Description of Debt Securities—Certain Terms of the Senior Debt Securities” in the accompanying prospectus with respect to the notes.

Certain Definitions

For purposes of the following discussion, the following definitions are applicable.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, as of any particular time, the present value of the obligation of the lessee for rental payments (excluding certain amounts described in the indenture) during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The present value will be discounted at the rate of interest implicit in the terms of the lease involved in this Sale and Leaseback Transaction, as determined in good faith by our Board of Directors.

“Consolidated Net Tangible Assets” means, as determined at any time, the aggregate amount of assets included on our consolidated balance sheet, less applicable reserves, after deducting therefrom:

•	all current liabilities of us and our Subsidiaries, which includes current maturities of long-term indebtedness and

•	the total of the net book values of all assets of us and our Subsidiaries properly classified as intangible assets under U.S. generally accepted accounting principles,

in each case, as of the end of the last fiscal quarter for which internal financial information is available at the time of the calculation and after giving pro forma effect to any investments, acquisitions or dispositions occurring subsequent to such date, as well as any transaction giving rise to the need to calculate Consolidated Net Tangible Assets (including the application of the proceeds therefrom, as applicable).

“Funded Debt” means all indebtedness which by its terms matures more than 12 months after the time of the computation of this amount or which is extendible or renewable at the option of the obligor on this indebtedness to a time more than 12 months after the time of the computation of this amount or which is classified, in accordance with generally accepted accounting principles, on our balance sheet as long-term debt.

“Principal Property” means any real property, manufacturing plant, warehouse, office building or other physical facility or other like depreciable physical asset of us or of any Subsidiary, whether owned at or acquired after the date of the senior indenture, having a net book value at the time of the determination in excess of the greater of 5% of Consolidated Net Tangible Assets or $50.0 million. This definition excludes, in each case, any of the above which in the good faith opinion of our Board of Directors is not of material importance to the total business conducted by us and our Subsidiaries as a whole. As of the date of this prospectus none of our assets constitute Principal Property as defined above.

“Sale and Leaseback Transaction” means any arrangement with any person providing for the leasing or use by us or any Subsidiary of any Principal Property (other than any arrangement among us and our Subsidiaries), whether owned at the date of the senior indenture or thereafter acquired, excluding temporary leases of a term, including any renewal period, of not more than three years, which Principal Property has been or is to be sold or transferred by us or a Subsidiary to a person with an intention of taking back a lease of the property.

“Secured Debt” means indebtedness, other than indebtedness among us and our Subsidiaries, for money borrowed by us or a Subsidiary which is secured by a mortgage, security interest, pledge, lien or other encumbrance on:

•	any Principal Property, or

•	any shares of stock or evidences of indebtedness of a Subsidiary.

If any amount of indebtedness among us and our Subsidiaries that is secured by any of these assets is transferred in any manner to any person other than us or a Subsidiary, this amount shall be deemed to be Secured Debt issued on the date of transfer.

“Subsidiary” means any corporation of which we, or we and one or more Subsidiaries, or any one or more Subsidiaries, directly or indirectly own a majority of the outstanding voting securities having voting power, under ordinary circumstances, to elect the directors of the corporation.

Restrictions on Secured Debt

If we or our Subsidiaries create, incur, assume or guarantee any Secured Debt, we must secure the notes equally and ratably with or, at our option, prior to, the incurrence, assumption or guarantee of that Secured Debt. The foregoing restrictions are not applicable to:

•	any security interest existing on the issue date of the notes;

•	any security interest securing the notes;

•	any security interest on current assets (as determined by reference to those assets classified as current on our most recently available consolidated balance sheet) securing indebtedness incurred to finance working capital requirements, provided, however, that the indebtedness secured by such security interest does not mature later than 270 days from the date incurred;

•	any security interest on any property, plant or equipment acquired by us or a Subsidiary (including through merger or consolidation) and created within 270 days after the acquisition to secure or provide for the payment of all or any part of the purchase price of the property;

•	any security interest on any property, plant or equipment improved or constructed by us or a Subsidiary and created within 270 days after the later of the commencement of operations of such property, plant or equipment or completion of such construction or any repairs, additions or other improvements thereon, to secure or provide for the payment of all or any part of the cost of such construction or repairs, additions or other improvements;

•	any security interest existing on property at the time of acquisition by us or a Subsidiary (including through merger or consolidation);

•	any security interest in respect of Sale and Leaseback Transactions permitted under the covenant described in “Restrictions on Sale and Leaseback Transactions”;

•	any security interest existing on the property, shares or indebtedness of a corporation at the time it becomes a Subsidiary, but not created in anticipation of the transaction in which the corporation becomes a Subsidiary;

•	any security interest on the property, shares or indebtedness of a corporation existing at the time the corporation is merged or consolidated with us or a Subsidiary or at the time of a sale, lease or other disposition of all or substantially all of the properties of a corporation to us or a Subsidiary, but not created in anticipation of any such transaction;

•	any security interest in favor of us or any of our Subsidiaries;

•	any security interest in favor of any U.S. or foreign government or governmental body to secure payments of any amounts owed under contract or statute or to secure indebtedness incurred for the purpose of financing the purchase price or cost of construction;

•	any security interest resulting from the deposit of funds in trust for the purpose of defeasance or satisfaction and discharge of debt securities of us or our Subsidiaries; or

•	any extensions, renewals or replacements of any of the security interests referred to above provided that the amount of Secured Debt to be secured in such extension, renewal or replacement shall not exceed the then sum of (i) the outstanding principal amount at the time of such extension, renewal or replacement and (ii) an amount necessary to pay any fees and expenses, including premiums, and accrued and unpaid interest related to such extension, renewal or replacement. The extension, renewal or replacement of such security interest shall be limited to the assets which secured the security interest so extended, renewed or replaced (including any improvements on such assets).

Notwithstanding the above restriction, we and any one or more Subsidiaries may create, incur, assume or guarantee Secured Debt without equally and ratably securing the notes to the extent that the sum of:

•	the amount of all Secured Debt then outstanding, other than Secured Debt referred to in the bullet points in the immediately preceding paragraph, plus

•	the amount of Attributable Debt in respect of Sale and Leaseback Transactions, other than Sale and Leaseback Transactions permitted under the bullet points in the immediately succeeding paragraph, does not at the time exceed the greater of 15% of our Consolidated Net Tangible Assets and $100.0 million.

Restrictions on Sale and Leaseback Transactions

We or any Subsidiary may not enter into a Sale and Leaseback Transactions unless at the effective time of the Sale and Leaseback Transaction:

•	we or the Subsidiary would be entitled, without equally and ratably securing the notes, to incur Secured Debt secured by a mortgage or security interest on the Principal Property to be leased pursuant to the covenant described in “Restrictions on Secured Debt” above;

•	we or the Subsidiary would be entitled, without equally and ratably securing the notes, to incur Secured Debt in an amount at least equal to the Attributable Debt in respect of such Sale or Leaseback Transaction; or

•	we shall apply an amount equal to net proceeds from the Sale and Leaseback Transaction, within 180 days after the effective date of the Sale and Leaseback Transaction, (a) to the prepayment or retirement of senior debt securities or other indebtedness for borrowed money which was recorded as Funded Debt of us and our Subsidiaries as of the date of its creation and which, in the case of such indebtedness of the Company, is not subordinate and junior in right of payment to the prior payment of notes or (b) to the prepayment or retirement of any mortgage, lien or other security interest in the Principal Property existing prior to the Sale and Leaseback Transaction. The aggregate principal amount of the senior debt securities under the senior indenture or other senior indebtedness required to be so retired will be reduced by the aggregate principal amount of:

•	any senior debt securities delivered within 180 days after the effective date of the Sale and Leaseback Transaction to the trustee for retirement, and

•	other indebtedness other than senior debt securities issued under the senior indenture retired by us or a Subsidiary within 180 days after the effective date of the Sale and Leaseback Transaction.

Consolidation, Merger, Sale or Conveyance

We have the ability to merge or consolidate with, or sell, convey or lease all or substantially all of our property, to another corporation or entity, provided that:

•	the corporation or entity (if other than us) is organized or existing under the laws of the United States, any state thereof or the District of Columbia (any such person, the “Successor Company”);

•	such corporation or other entity assumes by a supplemental indenture all of our obligations under the indenture and the notes;

•	no event of default would occur; and

•	we deliver or cause to be delivered to the trustee an officers’ certificate and an opinion of counsel, each to the effect that such merger, consolidation, sale, conveyance, or lease complies with the indenture, and an opinion of counsel stating that the notes and the indenture constitute valid and legally binding obligations of us or the Successor Company, as applicable, subject to customary exceptions.

Events of Default

The following are “events of default” with respect to the notes:

•	we fail to pay the principal on any of the notes when due;

•	we fail to pay interest on any of the notes when due and our failure continues for 30 days;

•	we fail to observe or perform any other covenant under the indenture, and our failure continues for 90 days after receipt of written notice as provided in the indenture;

•	events of bankruptcy, insolvency or reorganization involving us or a Significant Subsidiary;

•	acceleration of indebtedness of us or a Significant Subsidiary aggregating more than $100.0 million; and

•	final and non-appealable judgments or orders to pay against us or a Significant Subsidiary, in the aggregate at any one time, of more than $100.0 million, rendered by a court of competent jurisdiction, continued for 90 days during which execution shall not be effectively stayed or bonded, without discharge or reduction to $100.0 million or less.

As used above, the term “Significant Subsidiary” has the meaning ascribed to it in Regulation S-X under the Securities Act. Generally, a Significant Subsidiary is a subsidiary, together with its subsidiaries, that satisfies any of the following conditions:

•	we and our other subsidiaries’ investments in and advances to the subsidiary exceed 10% of our total consolidated assets;

•	we and our other subsidiaries’ proportionate share of the total assets of the subsidiary exceeds 10% of our total consolidated assets; or

•	we and our other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10% of our consolidated income.

If an event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the notes due and payable immediately by a notice in writing to us, and to the trustee if given by holders. No notice is required in the event of a bankruptcy, insolvency or reorganization involving us or a Significant Subsidiary.

A holder of notes will only have the right to institute a proceeding under the senior indenture or to seek other remedies if:

•	the holder has given written notice to the trustee of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request;

•	these holders have offered security or indemnity reasonably satisfactory to the trustee to institute proceedings as trustee;

•	the trustee does not institute a proceeding within 60 days; and

•	the trustee has not received written directions inconsistent with the request from the holders of a majority of the principal amount of the outstanding notes during that 60-day period.

Waiver, Modifications and Amendment

In addition to the waiver, modification and amendment provisions described under “Description of Debt Securities—Waiver, Modifications and Amendment” in the accompanying prospectus and set forth in the indenture, the indenture will provide that we and the trustee may, without the consent of the holders, supplement or amend the indenture for the following purposes:

•	to comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939; or

•	to conform the provisions of the indenture to any provision of the “Description of Notes” section in this prospectus supplement, as set forth in an officers’ certificate.

Governing Law; Jury Trial Waiver

The indenture will be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflict of laws principles thereof. The indenture provides that we and the trustee irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the indenture, the notes or any transaction contemplated thereby.

Concerning the Trustee

The trustee assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information. The Trustee shall not be responsible for monitoring our rating status, making any request upon any Rating Agency, or determining whether any Change of Control or Change of Control Repurchase Event has occurred.

Book-Entry Delivery and Settlement

Global Notes

We will issue the notes in the form of one or more global notes in definitive, fully registered, book-entry form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through DTC (in the United States), Clearstream Banking, S.A. (“Clearstream”), or Euroclear Bank SA/NV (“Euroclear”), in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

DTC has advised us as follows:

•	DTC is a limited-purpose trust company formed for the purpose of holding securities for its participating organizations and to facilitate the clearance and settlement of securities transactions between participants through electronic computerized book-entry changes in participants’ accounts.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

•	Access to the DTC system is also available to other entities such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	Persons who are not participants may beneficially own securities held by or on behalf of DTC only through DTC participants.

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC or its custodian, DTC will credit the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	ownership of these interests in the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC, with respect to interests of direct participants, or by direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, which in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

Except as described above, owners of beneficial interests in a global note will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes, including for receiving payments and notices. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a DTC participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or a global note.

Neither we nor the trustee nor any of our or the trustee’s agents has or will have any responsibility or liability for

•	any aspect of DTC’s records or any DTC participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s or any DTC participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of DTC’s participants.

Payments in respect of the principal of, and interest and premium, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder of the notes under the indenture. DTC has advised us that its current practice, upon receipt of any payment in respect of securities, such as the notes, is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the DTC participants and will not be our responsibility or the responsibility of DTC or the trustee. Neither we nor the trustee will be liable for any delay by DTC or any DTC participant in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Transfers between DTC participants will be effected in accordance with DTC’s procedures and will be settled in same-day funds. Transfers between Clearstream or Euroclear participants will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between DTC participants, on the one hand, and Clearstream or Euroclear participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Clearstream or Euroclear, as the case may be; however, such cross-market transactions will require delivery of instructions to Clearstream or Euroclear, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within its established deadlines (European time) of such system. Clearstream or Euroclear, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream and Euroclear participants may not deliver instructions directly to the depositaries of Clearstream or Euroclear. DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more DTC participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the global notes for certificated notes, and to distribute such notes to the DTC participants.

Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

We will issue certificated notes in registered form and approved denominations to each person that DTC identifies as the beneficial owner of the notes represented by a global note upon surrender by DTC of the global note if:

•	DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered or willing or able to act as depositary;

•	an event of default has occurred and is continuing and DTC requests the issuance of certificated notes; or

•	we determine not to have the notes represented by a global note.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

General

The following is a summary of the U.S. federal income tax considerations generally applicable to the ownership and sale or other disposition of the notes by an initial holder of the notes that is a Non-U.S. Holder (as defined below). This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions and current administrative rulings and practice, all as in effect and available as of the date of this prospectus supplement and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, such as holders who may be subject to special tax rules, including certain former citizens and former long-term residents of the United States, “controlled foreign corporations,” and “passive foreign investment companies”; tax consequences to persons holding notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle; and tax consequences to partnerships or other pass-through entities and their members (as described below), all of whom may be subject to tax rules that differ materially from those summarized below.

This discussion does not address any aspect of taxation other than U.S. federal income taxation. This discussion deals only with notes held as capital assets (generally, property held for investment purposes) by a beneficial owner who purchases notes on original issuance at the initial offering price at which a substantial amount of the notes are sold for cash to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers, which we refer to as the “issue price.” No ruling of the U.S. Internal Revenue Service (the “IRS”) has been or will be sought regarding any matter discussed herein.

EACH PROSPECTIVE PURCHASER OF THE NOTES SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of a note that, for U.S. federal income tax purposes, is not (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity treated as a corporation) that is created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; (iv) a trust, (A) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or (v) an entity or arrangement treated as a partnership.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) beneficially owns the notes, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their own tax advisors as to the particular U.S. federal income tax considerations applicable to them.

Tax Considerations for Non-U.S. Holders

Payments of interest

Subject to the discussions below concerning the Foreign Account Tax Compliance Act, no U.S. federal withholding tax generally will apply to a payment of interest on a note to a Non-U.S. Holder, provided that:

•	such Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	such Non-U.S. Holder is not a controlled foreign corporation directly or indirectly related to us through stock ownership;

•	either (A) such Non-U.S. Holder provides its name and address, and certifies on IRS Form W-8BEN, in the case of individuals, or IRS Form W-BEN-E, in the case of entities (or appropriate substitute form), under penalties of perjury, that it is not a U.S. person or (B) a securities clearing organization or certain other financial institutions holding the note on behalf of the Non-U.S. Holder certifies on IRS Form W-8IMY, under penalties of perjury, that such certification has been received by it and furnishes us or our paying agent (or other withholding agent) with a copy thereof; and

•	we or our paying agent (or other withholding agent) do not have actual knowledge or reason to know that the beneficial owner of the note is a U.S. person.

In addition, payments of interest on the notes made to a Non-U.S. Holder will not be subject to U.S. federal withholding tax if the income is effectively connected with such Non-U.S. Holder’s trade or business in the United States (and if required under an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base maintained by such Non-U.S. Holder) and such Non-U.S. Holder provides an IRS Form W-8ECI (or other applicable form). If the above criteria are not met, payments of interest on a note generally will be subject to U.S. federal withholding tax at a 30% rate (or a lower applicable treaty rate, provided certain certification requirements are met).

If interest on the notes is effectively connected with the conduct of a U.S. trade or business of the Non-U.S. Holder and if required under an applicable tax treaty such interest is attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder, the Non-U.S. Holder, although exempt from U.S. federal withholding tax as provided above, generally will be subject to U.S. federal income tax on the receipt or accrual of such interest on a net income basis when received or accrued in accordance with such holder’s method of accounting, in the same manner as if the Non-U.S. Holder were a resident of the United States. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. These holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences to them of the acquisition, ownership and disposition of the notes as well as the application of state, local and non-U.S. income and other tax laws.

Sale, redemption or other taxable disposition of notes

Subject to the discussions below concerning backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal withholding tax on the receipt of payments of principal on a note, or on any gain recognized upon the sale, exchange, retirement or other disposition of a note (other than any amount attributable to accrued but unpaid interest, which will be taxable in the manner described above under “U.S. Federal Income Tax Considerations for Non-U.S. Holders—Payments of interest”).

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the receipt of payments of principal on a note, or on any gain recognized upon the sale, exchange, retirement or other disposition of a note, unless:

•	such gain is effectively connected with the conduct of a trade or business in the United States (and if a tax treaty applies, such gain is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder); or

•	in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is present in the United States for 183 days or more during the taxable year in which such sale, exchange, redemption, or other taxable disposition occurs and certain other conditions are met.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax on a net income basis (but not U.S. withholding tax), in the same manner as if the Non-U.S. Holder were a resident of the United States, and, in the case of a corporation, may be subject to an additional branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. An individual Non-U.S. Holder who is subject to U.S. federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of sale, exchange, redemption, or other disposition of the notes will be subject to a flat 30% tax (except as provided under an applicable treaty) on the gain derived from such sale or other taxable disposition, which may be offset by certain U.S. source capital losses. Any gain recognized with respect to accrued and unpaid interest upon the disposition of a note by the Non-U.S. Holder would be taxed as described above under “U.S. Federal Income Tax Considerations for Non-U.S. Holders—Payments of interest.”

Information reporting and backup withholding

A Non-U.S. Holder may be required to comply with certain certification procedures to establish that such holder is not a U.S. person in order to avoid information reporting and backup withholding tax with respect to payments of interest on, or the proceeds of the sale or other disposition (including a retirement or redemption) of, a note. Such requirements are generally satisfied by providing a properly executed IRS Form W-8BEN, in the case of individuals, or IRS Form W-BEN-E, in the case of entities. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder’s U.S. federal income tax liability provided the required information is correctly and timely furnished to the IRS. In addition, we must report annually to the IRS and to each Non-U.S. Holder the amount of any interest paid to such Non-U.S. Holder regardless of whether any tax was actually withheld. We may also be required to report the proceeds of a disposition to the IRS unless a Non-U.S. Holder properly establishes an exemption. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Foreign Account Tax Compliance Act

Withholding at a rate of 30% will generally be required in certain circumstances on interest payable on and, after December 31, 2018, gross proceeds from the disposition of the notes held by or through certain financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities, or (iii) otherwise qualifies for an exemption. An intergovernmental agreement between the United States and applicable foreign country may modify these requirements. Accordingly, the entity through which the notes are held will affect the determination of whether such withholding is required. Similarly, interest payable on and, after December 31, 2018, gross proceeds from the disposition of the notes held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the United States Department of the Treasury. Prospective investors should consult their own tax advisors regarding the possible implications of these rules on an investment in the notes.

UNDERWRITING (CONFLICTS OF INTEREST)

J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$102,500,000
J.P. Morgan Securities LLC	102,500,000
Citigroup Global Markets Inc.	75,000,000
SunTrust Robinson Humphrey, Inc.	60,000,000
Citizens Capital Markets, Inc.	48,000,000
MUFG Securities Americas Inc.	27,250,000
Scotia Capital (USA) Inc.	27,250,000
ANZ Securities, Inc.	11,500,000
BBVA Securities Inc.	11,500,000
BNY Mellon Capital Markets, LLC	11,500,000
The Huntington Investment Company	11,500,000
SMBC Nikko Securities America, Inc.	11,500,000

Total	$500,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and some of the notes to certain dealers at the public offering price less a concession not to exceed 0.480% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.330% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering prices and concessions.

The following table shows the underwriting discount that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Us
Per note	0.810%
Total	$4,050,000

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or quoted on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading markets for the notes or that active public markets for the notes will develop. If active public markets for the notes do not develop, the market prices and liquidity of the notes may be adversely affected.

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress. Any of these activities may stabilize or maintain the market prices of the notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market prices of the notes. The representatives will not be required to engage in these activities, and may engage in these activities, and may end any of these activities, at any time without notice.

The representatives also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions. Any of these activities may have the effect of preventing or retarding a decline in the market prices of the notes. They may also cause the prices of the notes to be higher than the prices that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter-market or otherwise. If underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be approximately $1.4 million, excluding the underwriting discount.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Under our Credit Agreement, Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is the administrative agent, swing line lender, L/C issuer and a lender; Citibank, N.A., an affiliate of Citigroup Global Markets Inc., and SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., are co-syndication agents and lenders; and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and SunTrust Robinson Humphrey, Inc. are joint lead arrangers and bookrunners. BNY Mellon Capital Markets, LLC is an affiliate of the trustee under the indenture that will govern the notes offered hereby.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments, including acting as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

As described in “Use of Proceeds,” a portion of the net proceeds of this offering will be used to repay all $350.0 million principal amount of the outstanding 6.30% Notes due 2017 upon their maturity on September 15, 2017, plus accrued and unpaid interest thereon. Certain of the underwriters or their affiliates may be holders of the 6.30% Notes due 2017 and, accordingly, may receive an amount in excess of 5% of the net proceeds from this offering. Because more than 5% of the proceeds of this offering, not including underwriting compensation, may be received by the underwriters or their affiliates, this offering is being conducted in compliance with Rule 5121, as administered by the Financial Industry Regulatory Authority, Inc. (“FINRA”). Because the notes offered hereby are investment grade rated, no “qualified independent underwriter” is required to be appointed in connection with the offering. However, as required by FINRA Rule 5121, no sale of the notes offered hereby will be made by any affected underwriter to an account over which it exercises discretion without the prior specific written consent of the account holder.

We expect that the delivery of the notes will be made against payment therefor on or about September 13, 2017, which is the third scheduled business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 promulgated under the Exchange Act trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Selling Restrictions

Notice to Prospective Investors in Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) no offer of notes may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospective Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

Each underwriter:

(a)	has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes described herein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this prospectus supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The contents of this prospectus supplement and the accompanying prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offering of the notes. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Law No. 25 of 1948, as amended, the “FIEL”) and each underwriter has agreed that it will not offer or sell any of the notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1A) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to Prospective Investors in Korea

The notes have not been and will not be registered with the Financial Services Commission of Korea under the Financial Investment Services and Capital Markets Act of Korea. Accordingly, the notes have not been and will not be offered, sold or delivered, directly or indirectly, in Korea or to, or for the account or benefit of, any resident of Korea (as defined in the Foreign Exchange Transactions Law of Korea and its Enforcement Decree) or to others for re-offering or resale, except as otherwise permitted by applicable Korean laws and regulations. In addition, within one year following the issuance of the notes, the notes may not be transferred to any resident of Korea other than a qualified institutional buyer (as such term is defined in the regulation on issuance, public disclosure, etc. of securities of Korea, a “Korean QIB”) registered with the Korea Financial Investment Association (the “KOFIA”) as a Korean QIB and subject to the requirement of monthly reports with the KOFIA of its holding of Korean QIB bonds as defined in the Regulation on Issuance, Public Disclosure, etc. of notes of Korea, provided that (a) the notes are denominated, and the principal and interest payments thereunder are made, in a currency other than Korean won, (b) the amount of the securities acquired by such Korean QIBs in the primary market is limited to less than 20 per cent. of the aggregate issue amount of the notes, (c) the notes are listed on one of the major overseas securities markets designated by the Financial Supervisory Service of Korea, or certain procedures, such as registration or report with a foreign financial investment regulator, have been completed for offering of the securities in a major overseas securities market, (d) the one-year restriction on offering, delivering or selling of securities to a Korean resident other than a Korean QIB is expressly stated in the securities, the relevant underwriting agreement, subscription agreement, and the offering circular and (e) the Company and the representatives shall individually or collectively keep the evidence of fulfillment of conditions (a) through (d) above after having taken necessary actions therefor.

Notice to Prospective Investors in Taiwan

The notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the notes in Taiwan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document (including as defined in the Corporations Act 2001 (Cth) (“Corporations Act”)) has been or will be lodged with the Australian Securities and Investments Commission (“ASIC”) or any other governmental agency, in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document for the purposes of Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. No action has been taken which would permit an offering of the notes in circumstances that would require disclosure under Parts 6D.2 or 7.9 of the Corporations Act.

The notes may not be offered for sale, nor may application for the sale or purchase or any notes be invited in Australia (including an offer or invitation which is received by a person in Australia) and neither this prospectus supplement nor any other offering material or advertisement relating to the notes may be distributed or published in Australia unless, in each case:

(a)	the aggregate consideration payable on acceptance of the offer or invitation by each offeree or invitee is at least A$500,000 (or its equivalent in another currency, in either case, disregarding moneys lent by the person offering the notes or making the invitation or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 or 7.9 of the Corporations Act;

(b)	the offer, invitation or distribution complied with the conditions of the Australian financial services license of the person making the offer, invitation or distribution or an applicable exemption from the requirement to hold such license;

(c)	the offer, invitation or distribution complies with all applicable Australian laws, regulations and directives (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act);

(d)	the offer or invitation does not constitute an offer or invitation to a person in Australia who is a “retail client” as defined for the purposes of Section 761G of the Corporations Act; and

such action does not require any document to be lodged with ASIC or the ASX.

LEGAL MATTERS

Certain legal matters relating to the notes will be passed upon for us by Tarrant Sibley, Senior Vice President, Deputy General Counsel of the Company and by Skadden, Arps, Slate, Meagher & Flom LLP and for the underwriters by Mayer Brown LLP, Chicago, Illinois. As of the date of this prospectus supplement, Mr. Sibley beneficially owns or has the right to acquire less than one percent of our outstanding common stock.

PROSPECTUS

Hasbro, Inc.

Debt Securities

We may offer and sell debt securities from time to time in one or more offerings. This prospectus describes the general terms of these debt securities and the general manner in which these debt securities will be offered. We will provide the specific terms of these debt securities in supplements to this prospectus. The prospectus supplements will also describe the specific manner in which these debt securities will be offered and may also supplement, update or amend information contained in this document. You should read this prospectus and any applicable prospectus supplement before you invest.

We may offer these debt securities in amounts, at prices and on terms determined at the time of offering. The debt securities may be sold directly to you, through agents, or through underwriters and dealers. If agents, underwriters or dealers are used to sell the debt securities, we will name them and describe their compensation in a prospectus supplement.

Investing in these securities involves certain risks. See “Risk Factors” included in any accompanying prospectus supplement and in the documents incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to purchase the securities offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 5, 2017

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), using a “shelf” registration process. Under this shelf registration process, we may from time to time sell the debt securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide one or more prospectus supplements that will contain specific information about the terms of the offering, including the specific amounts, prices and terms of the debt securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the accompanying prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” beginning on page 2 of this prospectus.

You should rely only on the information contained in or incorporated by reference in this prospectus, any accompanying prospectus supplement or in any related free writing prospectus authorized by us. We have not authorized anyone to provide you with different information. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the debt securities described in this prospectus or such accompanying prospectus supplement or an offer to sell or the solicitation of an offer to buy such debt securities in any circumstances in which such offer or solicitation is unlawful. You should assume that the information appearing in this prospectus, any prospectus supplement, the documents incorporated by reference and any related free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates.

Unless the context otherwise indicates, references in this prospectus to the “Company,” “we,” “our” and “us” refer, collectively, to Hasbro, Inc., a Rhode Island corporation, and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.hasbro.com. Our website is not a part of this prospectus and is not incorporated by reference in this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

This prospectus is part of an “automatic shelf” registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information about us and our consolidated subsidiaries and the debt securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act” (in each case, other than those documents or the portions of those documents not deemed to be filed) until the offering of the securities under the registration statement is terminated or completed:

•	Annual Report on Form 10-K for the fiscal year ended December 25, 2016, including the information specifically incorporated by reference into the Annual Report on Form 10-K from our definitive proxy statement for the 2017 Annual Meeting of Shareholders;

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended April 2, 2017 and July 2, 2017; and

•	Current Reports on Form 8-K filed February 8, 2017, May 22, 2017 and August 28, 2017.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

1027 Newport Avenue

Pawtucket, Rhode Island 02861

Attn: Investor Relations

(401) 431-8697

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act (collectively, the “Private Securities Litigation Reform Act of 1995”). These “forward-looking statements” may relate to such matters as our business and marketing strategies, anticipated financial performance or business prospects in future periods, expected technological and product developments, the expected content of and timing for scheduled new product introductions or our expectations concerning the future acceptance of products by customers, the content and timing of planned entertainment releases including motion pictures, television and digital content; and marketing and promotional efforts, research and development activities, liquidity, and similar matters. Forward-looking statements are inherently subject to risks and uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “could,” “expect,” “intend,” “looking forward,” “may,” “planned,” “potential,” “should,” “will” or “would” or any variations of words with similar meanings. We note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed or anticipated in our forward-looking statements, including those detailed in the section of any accompanying prospectus supplement entitled “Risk Factors,” as well as the documents we file from time to time with the SEC, our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K. You are cautioned that these forward-looking statements are only predictions and are subject to risks and uncertainties. You should carefully review these risk factors and cautionary statements. We undertake no obligation to revise or update any forward-looking statements, except to the extent required by law.

HASBRO, INC.

We are a global play and entertainment company committed to Creating the World’s Best Play Experiences. We strive to do this through deep consumer engagement and the application of consumer insights, the use of immersive storytelling to build our brands, product innovation and development of global business reach. We apply these principles to leverage our beloved owned and controlled brands, including LITTLEST PET SHOP, MAGIC: THE GATHERING, MONOPOLY, MY LITTLE PONY, NERF, PLAY-DOH and TRANSFORMERS, as well as the licensed brands of our strategic partners. From toys and games to content development including television programming, motion pictures, digital gaming and a comprehensive consumer products licensing program, Hasbro fulfills the fundamental need for play and connection for children and families around the world. The Company’s wholly-owned Hasbro Studios and its film label, Allspark Pictures, create brand-driven storytelling across mediums, including television, film, digital and more. These elements are executed globally within the construct of our strategic plan, the brand blueprint, at the center of which our brands reside. Using this blueprint, we innovate new brands and re-imagine, re-invent and re-ignite our owned and controlled brands through toy and game innovation, immersive entertainment offerings, including television programming and motion pictures, and a broad range of consumer products, ranging from traditional to digital, all informed by storytelling and consumer insights.

Brand Architecture

Hasbro organizes its owned, controlled and licensed intellectual properties within the brand architecture with a focus on the following categories: Franchise Brands, Partner Brands, Hasbro Gaming, and Emerging Brands. Implementation of the brand architecture has allowed us to leverage existing brand competencies outside the confines of our traditional product categories, creating significant growth opportunities in our brands.

Franchise Brands are Hasbro’s most significant owned or controlled properties which we believe have the ability to deliver significant revenues and growth over the long-term. Our seven Franchise Brands are LITTLEST PET SHOP, MAGIC: THE GATHERING, MONOPOLY, MY LITTLE PONY, NERF, PLAY-DOH and TRANSFORMERS. As reported, net revenues from Franchise Brands grew 21% in the second quarter of 2017, compared to the second quarter of 2016, and 2% in 2016, compared to a decline of 2% in 2015, and growth of 31% in 2014. In the first half of 2017 and in 2016, 2015 and 2014, Franchise Brands were 54%, 46%, 52% and 55% of total net revenues, respectively.

Partner Brands include those licensed brands for which Hasbro develops toy and game products. Significant Partner Brands include MARVEL, including SPIDER-MAN and THE AVENGERS, STAR WARS, DISNEY PRINCESS and DISNEY FROZEN, DISNEY’S DESCENDANTS, DREAMWORKS’ TROLLS, and SESAME STREET. 2016 marked the first year of our license agreement with The Walt Disney Company (“Disney”) to market DISNEY PRINCESS and DISNEY FROZEN small and fashion doll product lines. Partner brands MARVEL, STAR WARS, DISNEY’S DESCENDANTS, DISNEY PRINCESS and DISNEY FROZEN are all owned by Disney. In 2015 and, to a lesser extent, in 2016, JURASSIC WORLD was a significant partner brand however, since July 2017, the Company no longer has the rights to produce products under this brand.

In 2016, Hasbro sold product lines supported by the following theatrical releases from our partners: CAPTAIN AMERICA: CIVIL WAR in May 2016, DREAMWORKS’ TROLLS and MOANA in November 2016, and ROGUE ONE: A STAR WARS STORY in December 2016. In 2015, Hasbro sold product supported by three major motion picture releases by our partners: THE AVENGERS: AGE OF ULTRON, JURASSIC WORLD and STAR WARS: THE FORCE AWAKENS. In 2017, we have sold or expect to sell products related to several theatrical releases, including Disney’s BEAUTY AND THE BEAST in March, and STAR WARS: THE LAST JEDI in December; Marvel’s GUARDIANS OF THE GALAXY VOL. 2 in May, SPIDER-MAN: HOMECOMING in July, and THOR: RAGNAROK in November; and films featuring our brands TRANSFORMERS: THE LAST KNIGHT in June, and MY LITTLE PONY: THE MOVIE, in October. Aside from these major brand categories, we continue to seek growth opportunities by imagining, inventing and igniting new or archived brands and by offering immersive entertainment experiences.

Hasbro continues to revolutionize traditional game play through its strong portfolio of Gaming Brands, digital integration and the introduction of new gaming brands and play experiences. Hasbro Gaming includes PIE FACE, CONNECT 4, ELEFUN & FRIENDS, JENGA, THE GAME OF LIFE, OPERATION, SCRABBLE, TRIVIAL PURSUIT and TWISTER; in addition, Hasbro’s games portfolio also includes many other well-known game brands. Games offerings include face to face, trading card and digital game experiences played as board, off-the-board, digital, card, electronic, trading card and role-playing games.

Emerging Brands are those owned or controlled Hasbro brands which have not achieved Franchise Brand status, but many of which the Company believes have the potential to do so over time with investment and further development. These include brands such as BABY ALIVE, FURBY, FURREAL FRIENDS, PLAYSKOOL and PLAYSKOOL HEROES. They also include new brands being developed by the Company, such as HANAZUKI. Also included in this category are other brands not captured in our other three categories.

Storytelling and Other Entertainment Initiatives

Our brand blueprint focuses on reinforcing storylines associated with our brands through several outlets, including television, motion pictures and digital gaming.

As part of our brand blueprint, we seek to build our brands through entertainment-based storytelling. Hasbro Studios LLC (“Hasbro Studios”) is our wholly-owned production studio, which is responsible for brand-driven storytelling across mediums, including the development and global distribution of television programming primarily based on our brands. This programming currently airs in markets throughout the world. Domestically, Hasbro Studios primarily distributes programming to Discovery Family Channel (the “Network”) which is a joint venture between Discovery Communications, Inc. and ourselves which operates a cable television network in the United States dedicated to high-quality children’s and family entertainment and educational programming. Beginning in 2015, Hasbro Studios began distributing certain programming domestically to other outlets, including Cartoon Network. Internationally, Hasbro Studios distributes to various broadcasters and cable networks. Hasbro Studios also distributes programming globally on various digital platforms, including Netflix and iTunes. In 2016, Hasbro acquired Boulder Media, an animation studio based in Dublin, Ireland. In addition to working on a variety of projects for Hasbro Studios and Allspark Pictures, Boulder Media plans to continue to produce non-Hasbro content under the Boulder name.

During 2014, we formed Allspark Pictures, Hasbro’s film label, which is producing both animated and live action theatrical releases based on our brands. The Company’s storytelling initiatives support its strategy of growing its brands well beyond traditional toys and games and providing entertainment experiences for consumers of all ages accessible anytime in many forms and formats. In October 2015, Allspark Pictures released JEM AND THE HOLOGRAMS. In October 2016, Allspark Pictures released OUIJA: ORIGIN OF EVIL. In October 2017, Allspark pictures expects to release MY LITTLE PONY: THE MOVIE.

In addition to film and television initiatives, Hasbro understands the importance of digital content in gaming, media and integrating our products. Digital media encompasses digital gaming applications and the creation of digital environments for analog products through the use of complementary digital applications and websites which extend storylines and enhance play. As of December 2016, we owned a 70% majority stake in Backflip Studios, LLC (“Backflip”), a mobile game developer, and in January 2017, we increased our ownership to 100%. While certain of our trademarks, characters and other property rights are licensed by third parties in connection with digital gaming, we anticipate increasingly leveraging and applying Backflip’s digital gaming expertise to Hasbro brands in 2017 and beyond.

As we seek to grow our business in entertainment, licensing and digital gaming, we will continue to evaluate strategic alliances, acquisitions and investments, like Hasbro Studios, Boulder Media, the Network and Backflip, which may allow us to build out our competencies around the brand blueprint, such as in storytelling and digital, complement our current product offerings, allow us entry into an area which is adjacent or complementary to our toy and game business, allow us to add to our brand portfolio, or allow us to further develop awareness of our brands and expand the ability of consumers to experience our brands in different forms and formats.

Our principal executive offices are located at 1027 Newport Avenue, Pawtucket, Rhode Island 02861 and our telephone number is (401) 431-8697.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated. You should read this table in conjunction with the consolidated financial statements and notes incorporated by reference in this prospectus.

	Six Months Ended July 2, 2017	Fiscal Year Ended in December
		2016	2015	2014	2013	2012
Ratio of earnings to fixed charges (1)	3.50x	6.86x	6.52x	6.05x	3.94x	5.31x

(1)	For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense and one-third of rentals; earnings available for fixed charges represent earnings before income taxes less the Company’s share of earnings (losses) from equity investees plus fixed charges.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of any debt securities offered under this prospectus for general corporate purposes unless otherwise indicated in the applicable prospectus supplement. General corporate purposes may include the acquisition of companies or businesses, repayment and refinancing of debt, repurchases of our common stock, working capital and capital expenditures. We have not determined the amount of net proceeds to be used specifically for such purposes. As a result, management will retain broad discretion over the allocation of net proceeds.

DESCRIPTION OF DEBT SECURITIES

We may offer debt securities that may be senior or subordinated. We refer to the senior debt securities and the subordinated debt securities collectively as debt securities. The following description summarizes the general terms and provisions of the debt securities. We will describe the specific terms of the debt securities and the extent, if any, to which the general provisions summarized below apply to any series of debt securities in the prospectus supplement relating to the series and any applicable free writing prospectus that we authorize to be delivered. When we refer to the “Company,” “we,” “our,” and “us” in this section, we mean Hasbro, Inc. excluding, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries.

We may issue senior debt securities from time to time, in one or more series under an indenture, dated as of March 15, 2000, as supplemented and amended, between us and The Bank of New York Mellon Trust Company, National Association, as successor trustee to The Bank of Nova Scotia Trust Company of New York, which we refer to as the senior trustee. We may issue subordinated debt securities from time to time, in one or more series under a subordinated indenture to be entered into between us and a subordinated trustee to be named in a prospectus supplement, which we refer to as the subordinated trustee. The senior indenture and the form of the subordinated indenture are filed as exhibits to the registration statement of which this prospectus forms a part. Together, the senior indenture and the subordinated indenture are referred to as the indentures and, together, the senior trustee and the subordinated trustee are referred to as the trustees. This prospectus briefly outlines some of the provisions of the indentures. The following summary of the material provisions of the indentures is qualified in its entirety by the provisions of the indentures, including definitions of certain terms used in the indentures. Wherever we refer to particular sections or defined terms of the indentures, those sections or defined terms are incorporated by reference in this prospectus or the applicable prospectus supplement. You should review the indentures that are filed as exhibits to the registration statement of which this prospectus forms a part for additional information.

The indentures will not limit the amount of debt securities that we may issue. The applicable indenture will provide that debt securities may be issued up to an aggregate principal amount authorized from time to time by us and may be payable in any currency or currency unit designated by us or in amounts determined by reference to an index.

General

The debt securities will be our unsecured obligations. Any secured debt or other secured obligations will be effectively senior to the debt securities to the extent of the value of the assets securing such debt or other obligations.

The senior debt securities will be our unsecured senior obligations and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding.

The subordinated debt securities will constitute our unsecured and subordinated general obligations and will be junior in right of payment to our senior indebtedness (including senior debt securities), as described under the heading “– Certain Terms of the Subordinated Debt Securities – Subordination.”

A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. Under the indenture, the specific terms of a particular series of debt securities will include the following:

•	the title of the debt securities;

•	whether the debt securities will be senior or subordinated debt securities, and, with respect to debt securities issued under the subordinated indenture, the terms on which they are subordinated;

•	any limit on the amount(s) that may be issued;

•	the maturity date(s) or the method by which this date or these dates will be determined;

•	the interest rate, if any, or the method of computing the interest rate;

•	the date or dates from which interest will accrue, or how this date or these dates will be determined, and the interest payment date or dates, if any, and any related record dates;

•	any mandatory or optional sinking fund or similar provisions;

•	if other than the principal amount, the portion of the principal amount, or the method by which the portion will be determined, of the debt securities that will be payable upon declaration of acceleration of the maturity of the debt securities;

•	the terms and conditions on which we may redeem the debt securities;

•	the terms and conditions on which we may be required to redeem the debt securities;

•	any conversion or exchange features of the debt securities;

•	the place(s) where payments, if any, will be made on the debt securities and the place(s) where debt securities may be presented for transfer;

•	if other than denominations of $1,000 and any integral multiple of $1,000, the denominations in which any debt securities to be issued in registered form will be issuable;

•	whether the debt securities are issuable as registered securities, bearer securities or both, and the terms upon which bearer securities may be exchanged for registered securities;

•	special provisions relating to the issuance of any bearer securities of any series;

•	whether the debt securities are to be issued in the form of one or more global securities and, if so, the identity of the depositary for the global security or securities;

•	the currency in which payments may be payable;

•	whether and upon what terms the debt securities may be defeased or discharged;

•	any changes to or additional events of default;

•	any changes to or additional covenants;

•	any changes to the circumstances under which the indenture and the notes may be discharged;

•	the form of debt securities and coupons, if any; and

•	any other terms of the debt securities.

We will have the ability under the indentures to “reopen” a previously issued series of debt securities and issue additional debt securities of that series or establish additional terms of that series.

Unless otherwise indicated in the applicable prospectus supplement, the covenants contained in the indenture may not protect holders of the debt securities in the event of a highly leveraged or other transaction involving us or our subsidiaries that may adversely affect the holders of the debt securities.

Debt securities may be issued under the indentures as original issue discount securities. An original issue discount security is a security, including any zero-coupon security, which:

•	is issued at a price lower than the amount payable upon its stated maturity and

•	provides that upon redemption or acceleration of the maturity, an amount less than the amount payable upon the stated maturity shall become due and payable.

If a series of debt securities is issued as original issue discount securities, the special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities will be discussed in the applicable prospectus supplement.

Form, Exchange and Transfer

The debt securities will be issuable as registered securities, as bearer securities or both. Ownership and transfer of debt securities which are issued as bearer securities will be based upon possession or delivery of the actual certificate; that is, the owner of a debt security issued as a bearer security will presumptively be the “bearer” of the security. By contrast, the ownership or transfer of debt securities issued as registered securities will be listed in the security register described in the indenture. If the debt securities are issued in bearer form, any restrictions and considerations, including offering restrictions and U.S. federal income tax considerations applicable to these debt securities, and to payment on and transfer and exchange of, these debt securities, will be described in the applicable prospectus supplement.

The indenture provides that debt securities may be issuable in global form which will be deposited with, or on behalf of, a depositary, identified in an applicable prospectus supplement. If debt securities are issued in global form, one certificate will represent a large number of outstanding debt securities which may be held by separate persons, rather than each debt security being represented by a separate certificate.

If the purchase price, or the principal of, or any premium or interest on any debt securities is payable in, or if any debt securities are denominated in, one or more foreign currencies, the restrictions, elections, U.S. federal income tax considerations, specific terms and other information will be set forth in the applicable prospectus supplement.

Unless otherwise specified in the applicable prospectus supplement, registered securities denominated in U.S. dollars will be issued only in denominations of $1,000 and whole multiples of $1,000 and bearer securities denominated in U.S. dollars will be issued only in denominations of $5,000 and whole multiples of $5,000.

Debt securities may be presented for exchange, and registered securities other than book-entry securities, may be presented for registration of transfer with the applicable form of transfer duly executed, at the office of any transfer agent or at the office of the Security Registrar, as defined in the indenture, without service charge and upon payments of any taxes and other governmental charges as described in the indenture. This registration of transfer or exchange will be effected upon the transfer agent or the Security Registrar, as the case may be, being satisfied with the documents of title and identity of the person making the request. Bearer securities will be transferable by delivery.

A debt security in global form may not be transferred except as a whole by or between the depositary for the debt security and any of its nominees or successors. If any debt security of a series is issuable in global form, the applicable prospectus supplement will describe:

•	any circumstances under which beneficial owners of interests in that global debt security may exchange their interests for definitive debt securities of that series of like tenor and principal amount in any authorized form and denomination;

•	the manner of payment of principal, premium and interest, if any, on that global debt security; and

•	the specific terms of the depositary arrangement with respect to that global debt security.

Payment and Paying Agents

Unless otherwise specified in an applicable prospectus supplement, we will pay principal, any premium and interest on registered securities at the office of the paying agents we have designated, except that we may pay interest by check mailed to, or wire transfer to the account of, the holder. Unless otherwise specified in any applicable prospectus supplement, payment of any installment of interest on registered securities will be made to the person in whose name the registered security is registered at the close of business on the record date for this interest payment.

We will pay principal, any premium and interest on bearer securities in the currency and in the manner specified in the applicable prospectus supplement, subject to any applicable laws and regulations, at the paying agencies outside the United States we have designated. The paying agents outside the United States initially appointed by us for a series of debt securities will be named in the applicable prospectus supplement. In addition:

•	if debt securities of a series are issuable as registered securities, we will be required to maintain at least one paying agent in each place of payment for the series;

•	if debt securities of a series are issuable as bearer securities, we will be required to maintain a paying agent in a place of payment outside the United States where debt securities of the series and any coupons appertaining thereto may be presented and surrendered for payment; and

•	if the debt securities of a series are listed on any stock exchange located outside the United States and any such stock exchange requires us to maintain a paying agent in a city located outside the United States, we will comply with these requirements.

Certain Terms of the Senior Debt Securities

Covenants

Certain Definitions

For purposes of the following discussion, the following definitions are applicable.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, as of any particular time, the present value of the obligation of the lessee for rental payments (excluding certain amounts described in the indenture) during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The present value will be discounted at the rate of interest implicit in the terms of the lease involved in this Sale and Leaseback Transaction, as determined in good faith by our Board of Directors.

“Consolidated Net Tangible Assets” means, as determined at any time, the aggregate amount of assets included on our consolidated balance sheet, less applicable reserves, after deducting therefrom:

•	all current liabilities of us and our Subsidiaries, which includes current maturities of long-term indebtedness and

•	the total of the net book values of all assets of us and our Subsidiaries properly classified as intangible assets under U.S. generally accepted accounting principles,

in each case as of the end of the last fiscal quarter for which financial information is available at the time of this calculation.

“Funded Debt” means all indebtedness which by its terms matures more than 12 months after the time of the computation of this amount or which is extendible or renewable at the option of the obligor on this indebtedness to a time more than 12 months after the time of the computation of this amount or which is classified, in accordance with generally accepted accounting principles, on our balance sheet as long-term debt.

“Principal Property” means any real property, manufacturing plant, warehouse, office building or other physical facility or other like depreciable physical asset of us or of any Subsidiary, whether owned at or acquired after the date of the senior indenture, having a net book value at the time of the determination in excess of the greater of

5% of Consolidated Net Tangible Assets or $50.0 million. This definition excludes, in each case, any of the above which in the good faith opinion of our Board of Directors is not of material importance to the total business conducted by us and our Subsidiaries as a whole. As of the date of this prospectus none of our assets constitute Principal Property as defined above.

“Sale and Leaseback Transaction” means any arrangement with any person providing for the leasing or use by us or any Subsidiary of any Principal Property, whether owned at the date of the senior indenture or thereafter acquired, excluding temporary leases of a term, including any renewal period, of not more than three years, which Principal Property has been or is to be sold or transferred by us or a Subsidiary to a person with an intention of taking back a lease of this property.

“Secured Debt” means indebtedness, other than indebtedness among us and our Subsidiaries, for money borrowed by us or a Subsidiary which is secured by a mortgage, security interest, pledge, lien or other encumbrance on:

•	any Principal Property, or

•	any shares of stock or evidences of indebtedness of a Subsidiary.

If any amount of indebtedness among us and our Subsidiaries that is secured by any of these assets is transferred in any manner to any person other than us or a Subsidiary, this amount shall be deemed to be Secured Debt issued on the date of transfer.

“Subsidiary” means any corporation of which we, or we and one or more Subsidiaries, or any one or more Subsidiaries, directly or indirectly own a majority of the outstanding voting securities having voting power, under ordinary circumstances, to elect the directors of the corporation.

Restrictions on Secured Debt

If we or our Subsidiaries create, incur, assume or guarantee any Secured Debt, we must secure the senior debt securities (and any other indebtedness of us or our Subsidiaries also entitled to such security) equally and ratably with or, at our option, prior to, the incurrence, assumption or guarantee of that Secured Debt. The foregoing restrictions are not applicable to:

•	any security interest on any property acquired by us or a Subsidiary and created within 180 days after the acquisition to secure or provide for the payment of all or any part of the purchase price of the property;

•	any security interest on any property improved or constructed by us or a Subsidiary and created within 180 days after the completion and commencement of commercial operation of the property to secure or provide for the payment of all or any part of the construction price of the property;

•	any security interest existing on property at the time of acquisition by us or a Subsidiary;

•	any security interest existing on the property or on the outstanding shares or indebtedness of a corporation at the time it becomes a Subsidiary, but not created in anticipation of the transaction in which the corporation becomes a Subsidiary;

•	any security interest on the property, shares or indebtedness of a corporation existing at the time the corporation is merged or consolidated with us or a Subsidiary or at the time of a sale, lease or other disposition of all or substantially all of the properties of a corporation or firm to us or a Subsidiary, but not created in anticipation of any such transaction;

•	any security interest in favor of any U.S. or foreign government or governmental body to secure payments of any amounts owed under contract or statute or to secure indebtedness incurred for the purpose of financing the purchase price or cost of construction; or

•	any extensions, renewals or replacements of any of the security interests referred to above provided that the amount of Secured Debt to be secured in such extension, renewal or replacement shall not exceed the then outstanding principal amount at the time of such extension, renewal or replacement and the extension, renewal or replacement of such security interest shall be limited to the property which secured the security interest so extended, renewed or replaced.

Notwithstanding the above restriction, we and any one or more Subsidiaries may create, incur, assume or guarantee Secured Debt, including, for purposes of this paragraph, pursuant to a transaction to which the covenants described in the last item under the covenants described in “Consolidation, Merger, Sale or Conveyance” applies, without equally and ratably securing the senior debt securities to the extent that the sum of:

•	the amount of all Secured Debt then outstanding, other than Secured Debt referred to in the bullet points in the immediately preceding paragraph and Secured Debt deemed outstanding under the last item under the covenants described in “Consolidation, Merger, Sale or Conveyance” in connection with which we secure obligations on the senior debt securities then outstanding in accordance with the provisions of that item, plus

•	the amount of Attributable Debt in respect of Sale and Leaseback Transactions, other than (a) Sale and Leaseback Transactions in respect of which amounts equal to the Attributable Debt relating to the transactions shall have been applied, within 180 days after the effective date of such Sale and Leaseback Transaction, to the repayment or retirement of senior debt securities under the senior indenture or other indebtedness for borrowed money which was recorded as Funded Debt, as of the date of its creation, of us or a Subsidiary and which, in the case of such indebtedness of the Company, is not subordinate and junior in right of payment to the senior debt securities under the senior indenture and (b) Sale and Leaseback Transactions permitted under the bullet points in the immediately succeeding paragraph, does not at the time exceed the greater of 10% of our Consolidated Net Tangible Assets or $100.0 million.

Restrictions on Sale and Leaseback Transactions

Sale and Leaseback Transactions by us or any Subsidiary of any Principal Property are prohibited unless at the effective time of the Sale and Leaseback Transaction:

•	we or the Subsidiary would be entitled, without equally and ratably securing the senior debt securities, to incur Secured Debt secured by a mortgage or security interest on the Principal Property to be leased pursuant to the covenant described in “Restrictions on Secured Debt” above;

•	we or the Subsidiary would be entitled, without equally and ratably securing the senior debt securities, to incur Secured Debt in an amount at least equal to the Attributable Debt in respect of such Sale or Leaseback Transaction; or

•	we shall apply an amount equal to the Attributable Debt, within 180 days after the effective date of the Sale and Leaseback Transaction, (a) to the prepayment or retirement of senior debt securities or other indebtedness for borrowed money which was recorded as Funded Debt of us and our Subsidiaries as of the date of its creation and which, in the case of such indebtedness of the Company, is not subordinate and junior in right of payment to the prior payment of the senior debt securities under the senior indenture, or (b) to the prepayment or retirement of any mortgage, lien or other security interest in the Principal Property existing prior to the Sale and Leaseback Transaction. The aggregate principal amount of the senior debt securities under the senior indenture or other senior indebtedness required to be so retired will be reduced by the aggregate principal amount of:

•	any senior debt securities delivered within 180 days after the effective date of any the Sale and Leaseback Transaction to the trustee for retirement, and

•	other indebtedness other than senior debt securities issued under the senior indenture retired by us or a Subsidiary within 180 days after the effective date of the Sale and Leaseback Transaction.

Consolidation, Merger, Sale or Conveyance

We have the ability to merge or consolidate with, or sell, convey or lease all or substantially all of our property, to another corporation, provided that:

•	the corporation (if other than us) is incorporated in the United States;

•	the corporation assumes all of our obligations under the indenture and the debt securities;

•	no event of default would occur; and

•	prior to any transaction or any acquisition by us of the properties of any other person, which would result in any Principal Property or any shares of capital stock or indebtedness of any Subsidiary owned by us or any Subsidiary prior to such transaction becoming subject to any lien or other security interest securing indebtedness of the other person not permitted by the covenant described under “Restrictions on Secured Debt,” we, by supplemental indenture, secure the payment of the principal and any premium and interest, on the senior debt securities then outstanding, equally and ratably with any other senior indebtedness also entitled to security immediately following the transaction.

Events of Default

The following are events of default with respect to any series of senior debt securities issued:

•	we fail to pay the principal or any premium on the senior debt securities when due;

•	we fail to deposit any sinking fund payment when due;

•	we fail to pay interest on the senior debt securities when due and our failure continues for 30 days;

•	we fail to observe or perform any other covenant in the senior indenture, other than a covenant specifically relating to another series of senior debt securities, and our failure continues for 90 days after receipt of written notice as provided in the indenture;

•	events of bankruptcy, insolvency or reorganization involving us or a Significant Subsidiary;

•	acceleration of indebtedness of us or a Significant Subsidiary aggregating more than $75.0 million;

•	final and non-appealable judgments or orders to pay against us or a Significant Subsidiary, in the aggregate at any one time, of more than $75.0 million, rendered by a court of competent jurisdiction, continued for 90 days during which execution shall not be effectively stayed or bonded, without discharge or reduction to $75.0 million or less; and

•	any other events of default provided with respect to senior debt securities of that series.

As used above, the term “Significant Subsidiary” has the meaning ascribed to it in Regulation S-X under the Securities Act. Generally, a Significant Subsidiary is a subsidiary, together with its subsidiaries, that satisfies any of the following conditions:

•	we and our other subsidiaries’ investments in and advances to the subsidiary exceed 10% of our total consolidated assets;

•	we and our other subsidiaries’ proportionate share of the total assets of the subsidiary exceeds 10% of our total consolidated assets; or

•	we and our other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10% of our consolidated income.

If an event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of that series may declare each senior debt security of that series due and payable immediately by a notice in writing to us, and to the applicable senior trustee if given by holders. No notice is required in the event of a bankruptcy, insolvency or reorganization involving us or a Significant Subsidiary.

A holder of the senior debt securities of any series will only have the right to institute a proceeding under the senior indenture or to seek other remedies if:

•	the holder has given written notice to the trustee of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of that series have made written request;

•	these holders have offered reasonable indemnity to the trustee to institute proceedings as trustee;

•	the senior trustee does not institute a proceeding within 60 days; and

•	the senior trustee has not received written directions inconsistent with the request from the holders of a majority of the principal amount of the outstanding debt securities of that series during that 60-day period.

We will annually file statements with the senior trustee regarding our compliance with the covenants in the senior indenture. The senior trustee will generally give the holders of senior debt securities notice within 90 days of the occurrence of an event of default known to the senior trustee.

Waiver, Modifications and Amendment

The holders of a majority of the principal amount of the outstanding senior debt securities of any particular series may waive past defaults with respect to that particular series, except for:

•	defaults on any required payments; or

•	defaults relating to any covenants of the senior indenture that cannot be changed without the consent of each holder of a debt security affected by the change.

The holders, voting as a single class and not by individual series, of a majority in aggregate principal amount of the outstanding senior debt securities of each series affected may waive our compliance with some of the restrictive provisions of the indenture.

We and the senior trustee may amend the senior indenture with the consent of the holders of a majority in aggregate principal amount of the debt securities outstanding thereunder. In addition, the rights of holders of a series of senior debt securities may be changed by us and the senior trustee with the written consent of the holders of a majority of the principal amount of the outstanding senior debt securities of each series that is affected. However, the following changes may only be made with the consent of each affected holder:

•	changing the stated maturity of principal or of any installment of principal or interest;

•	reducing the principal amount or any premium;

•	reducing the rate of interest;

•	reducing any premium payable upon redemption;

•	reducing the principal amount of an original issue discount security due and payable upon an acceleration of maturity;

•	subject to certain exceptions, changing the currency of payment of, or deleting any country from places of payment on, the senior debt securities or changing the obligation to maintain paying agencies;

•	impairing the right to sue for any payment on a senior debt security;

•	changing the Company’s obligation to maintain a paying office or agency;

•	making any change that adversely affects a holder’s rights to convert a convertible senior debt security, decreasing the conversion rate on a convertible senior debt security or increasing the conversion price on a convertible senior debt security;

•	reducing the percentage of senior debt securities referred to above, the holders of which are required to consent to any waiver or amendment; or

•	modifying any of the above requirements.

For purposes of computing the required consents referred to above, and for all other purposes under the indenture, the aggregate principal amount of any outstanding senior debt securities not payable in U.S. dollars is the amount of U.S. dollars that could be obtained for this principal amount based on the spot rate of exchange for the applicable foreign currency or currency unit as determined by us or by an authorized exchange rate agent.

Satisfaction and Discharge

The senior indenture will cease to be of further effect with respect to senior debt securities of any series and the trustee, upon our demand and at our expense, will execute appropriate instruments acknowledging the satisfaction and discharge of the senior indenture upon compliance with certain conditions, including:

•	either (a) our having delivered to the senior trustee for cancellation all senior debt securities of such series theretofore authenticated under the senior indenture or (b) all senior debt securities of such series outstanding under the senior indenture not theretofore delivered to the senior trustee for cancellation shall have become due and payable or are to become due and payable within one year or are to be called for redemption within one year, and we shall have deposited with the senior trustee sufficient cash or U.S. government or U.S. government agency notes or bonds that will generate enough cash to pay, at maturity or upon redemption, all such senior debt securities of any series outstanding under the senior indenture;

•	our having paid all sums payable by us under the senior indenture, as and when the same shall be due and payable; and

•	our having delivered to the senior trustee an officers’ certificate and an opinion of counsel, each stating that these conditions have been satisfied.

Under current U.S. federal tax law, the deposit and our legal release from the senior debt securities would be treated as though we took back your senior debt securities and gave you your share of the cash and senior debt securities or bonds deposited in trust. In that event, you could recognize gain or loss on the senior debt securities you give back to us. Purchasers of the senior debt securities should consult their own advisers with respect to the tax consequences to them of such deposit and discharge, including the applicability and effect of tax laws other than the U.S. income tax law.

Defeasance and Covenant Defeasance

To the extent specified in the applicable prospectus supplement, subject to certain conditions, we may elect either:

•	defeasance, whereby we are discharged from any and all obligations with respect to the senior debt securities, except as may be otherwise provided in the indenture; or

•	covenant defeasance, whereby we are released from our obligations with respect to any of the senior debt securities described above under “Covenants — Restrictions on Secured Debt” “Covenants — Restrictions on Sale and Leaseback Transactions” and “Consolidation, Merger, Sale or Conveyance.”

We may do so by depositing with the senior trustee money, and/or certain government securities which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal and any premium and interest on the senior debt securities, and any mandatory sinking fund or analogous payments on their scheduled due dates. This type of a trust may only be established if, among other things, we have delivered to the senior trustee an opinion of counsel meeting the requirements set forth in the senior indenture. The applicable prospectus supplement may further describe the provisions, if any, permitting this type of defeasance or covenant defeasance with respect to senior debt securities of a particular series.

Governing Law

The senior indenture and the senior debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

The Bank of New York Mellon Trust Company, National Association is the senior trustee under the senior indenture. We may, from time to time, borrow from or maintain deposit accounts and conduct other banking transactions with The Bank of New York Mellon Trust Company, National Association, or its affiliates in the ordinary course of business.

Certain Terms of the Subordinated Debt Securities

Other than the terms of the subordinated indenture and subordinated debt securities relating to subordination or otherwise as described in an applicable prospectus supplement relating to a particular series of subordinated debt securities, the terms of the subordinated indenture and subordinated debt securities are identical in all material respects to the terms of the senior indenture and senior debt securities, except the subordinated indenture and subordinated debt securities will not include a limitation on Secured Debt or a limitation on Sale and Leaseback Transactions.

Additional or different subordination terms may be specified in the prospectus supplement applicable to a particular series.

Subordination. The indebtedness evidenced by the subordinated debt securities is subordinate to the prior payment in full of all of our senior indebtedness, as defined in the subordinated indenture. During the continuance beyond any applicable grace period of any default in the payment of principal, premium, interest or any other payment due on any of our senior indebtedness, we may not make any payment of principal of, or premium, if any, or interest on the subordinated debt securities, except under limited circumstances set forth in the subordinated indenture. In addition, upon any payment or distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest on the subordinated debt securities will be subordinated to the extent provided in the subordinated indenture in right of payment to the prior payment in full of all our senior indebtedness. Because of this subordination, if we dissolve or otherwise liquidate, holders of our subordinated debt securities may receive less, ratably, than holders of our senior indebtedness. The subordination provisions do not prevent the occurrence of an event of default under the subordinated indenture.

The term “senior indebtedness” of a person means with respect to such person the principal of, premium, if any, interest on, and any other payment due pursuant to any of the following, whether outstanding on the date of the subordinated indenture or incurred by that person in the future:

•	all of the indebtedness of that person for money borrowed;

•	all of the indebtedness of that person evidenced by notes, debentures, bonds or other securities sold by that person for money;

•	all of the lease obligations which are capitalized on the books of that person in accordance with generally accepted accounting principles;

•	all indebtedness of others of the kinds described in the first two bullet points above and all lease obligations of others of the kind described in the third bullet point above that the person, in any manner, assumes or guarantees or that the person in effect guarantees through an agreement to purchase, whether that agreement is contingent or otherwise; and

•	all renewals, extensions or refundings of indebtedness of the kinds described in the first, second or fourth bullet point above and all renewals or extensions of leases of the kinds described in the third or fourth bullet point above;

unless, in the case of any particular indebtedness, renewal, extension or refunding, the instrument creating or evidencing it or the assumption or guarantee relating to it expressly provides that such indebtedness, renewal, extension or refunding is not superior in right of payment to the subordinated debt securities. Our senior debt securities constitute senior indebtedness for purposes of the subordinated indenture.

PLAN OF DISTRIBUTION

General

The debt securities may be sold:

•	to or through underwriting syndicates represented by managing underwriters;

•	to or through one or more underwriters without a syndicate;

•	through dealers or agents; or

•	to investors directly in negotiated sales or in competitively bid transactions.

The distribution of the securities may be effected from time to time in one or more transactions:

•	at a fixed price, or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Each prospectus supplement will describe the method of distribution of the securities and any applicable restrictions.

The prospectus supplement for each series of debt securities we sell will describe, to the extent required, information with respect to that offering, including:

•	the name or names of any underwriters and the respective amounts underwritten;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

•	any securities exchanges on which the securities may be listed; and

•	any material relationships with the underwriters.

Underwriters

If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the debt securities that we will offer. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase these debt securities will be subject to conditions and the underwriters will be obligated to purchase all of these debt securities if any are purchased.

The debt securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these debt securities for whom they may act as agent. Underwriters may sell these debt securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Agents

We may also sell any of the debt securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these debt securities and will list commissions payable by us to these agents in the applicable prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the applicable prospectus supplement.

Direct sales

We may sell any of the debt securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of the applicable securities.

Indemnification

We may indemnify underwriters, dealers or agents who participate in the distribution of debt securities against certain liabilities, including liabilities under the Securities Act, and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

No assurance of liquidity

The debt securities registered hereby may be a new issue of debt securities with no established trading market. Any underwriters that purchase debt securities from us may make a market in these debt securities. The underwriters will not be obligated, however, to make a market and may discontinue market-making at any time without notice to holders of the debt securities. We cannot assure you that there will be liquidity in the trading market for any debt securities of any series or that a trading market for the debt securities will develop or be maintained.

LEGAL MATTERS

Unless the applicable prospectus supplement indicates otherwise, Skadden, Arps, Slate, Meagher & Flom LLP and Tarrant Sibley, Senior Vice President and Deputy General Counsel of the Company, will provide opinions regarding the authorization and validity of the debt securities. Skadden, Arps, Slate, Meagher & Flom LLP may also provide opinions regarding certain other matters. Any underwriters will be advised about legal matters by their own counsel, which will be named in an accompanying prospectus supplement.

EXPERTS

The consolidated financial statements and schedule of Hasbro, Inc. and its subsidiaries as of December 25, 2016 and December 27, 2015, and for each of the years in the three-year period ended December 25, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 25, 2016, have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$500,000,000

Hasbro, Inc.

3.500% Notes due 2027

PROSPECTUS    SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch

J.P. Morgan

Citigroup

SunTrust Robinson Humphrey

Senior Co-Manager

Citizens Capital Markets

Co-Managers

MUFG

Scotiabank

ANZ Securities

BBVA

BNY Mellon Capital Markets, LLC

Huntington Capital Markets

SMBC Nikko

September 8, 2017